voestalpine AG

voestalpine-Straße 3
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com/stahl

Rechtsform: Gesellschaft mit beschränkter Haftung
Sitz: Linz/Austria
FN 78052h beim Landes- als Handelsgericht Linz
DVR 0546658
UID Nr. ATU 36905408

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

SUPPL

[redacted]

Linz, 2008-02-25

Attention: 82-35027

08001057

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated February 25, 2008
- Letter to Shareholders, 1st - 3rd Quarter 2007/08
- Media information dated February 25, 2008

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

voestalpine
ONE STEP AHEAD.

Letter to Shareholders

1st – 3rd Quarter 2007/08



www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Key figures for the voestalpine Group[1]

In millions of euros	1 Q–3 Q 2006/07[2] 04/01–12/31/2006	1 Q–3 Q 2007/08 04/01–12/31/2007	Change in %	1 Q–3 Q 2007/08 04/01–12/31/2007 (pro-forma before ppa)
Revenue	5,114.6	7,530.2	47.2	7,530.2
EBITDA	963.3	1,360.1	41.2	1,452.5
EBITDA margin (in %)	18.8	18.1		19.3
EBIT	707.3	868.5	22.8	1,108.5
EBIT margin (in %)	13.8	11.5		14.7
Profit before tax	684.2	763.6	11.6	1,003.6
Profit from continued operations	515.9	607.7	17.8	779.9
Profit for the period (net income)[3]	524.4	611.9	16.7	784.1
Earnings per share from continuing operations (in euros)	3.23	3.70	14.6	4.81
Investments	484.7	3,605.5	643.9	
Depreciations and amortization	256.0	491.6	92.1	344.0
Equity	2,876.9	4,435.7	54.2	
Net financial debt	294.9	3,345.5	1,034.6	
Net financial debt in % of equity (gearing)	10.3	75.4		
Employees excl. apprentices	23,907	41,284	72.7	
Capital Employed	3,610.5	8,541.4	136.6	

[1] Notes on the consolidation of Special Steel Division (BÖHLER-UDDEHOLM Group): Simultaneous to the publication of the voestalpine Group's nine-month results for 2007/08 (April 1 to December 31, 2007), BÖHLER-UDDEHOLM AG, in which voestalpine AG has had a majority holding since Summer 2007, is publishing its report on the 2007 business year. As a result of adjusting the business year to match that of voestalpine AG, the report on the 2007/08 business year from BÖHLER-UDDEHOLM AG, which is published on June 5, 2008, will cover the 2007 calendar year and the first three months of 2008.

BÖHLER-UDDEHOLM AG's interim report was created on a standalone basis continuing the previous book values due to the company's existing quotation.

The BÖHLER-UDDEHOLM Group has been consolidated since July 1, 2007 as the Special Steel Division of voestalpine AG (for a period of 6 months in the Group balance sheet at hand). In the course of the initial consolidation, a purchase price allocation was performed according to the provisions of IFRS 3. This means that all assets and liabilities of BÖHLER-UDDEHOLM have been capitalized on the balance sheet of voestalpine AG at their fair value. An independent expert determined substantial revaluations, particularly for tangible fixed assets and inventories. Furthermore, intangible assets, such as brands, order books, customer relationships and technology, were capitalized in the course of the initial consolidation.

The change in inventories and increased depreciation on the above-mentioned assets substantially decreased the earnings reported for the Special Steel Division in the voestalpine AG consolidated financial statements for the period under review, compared to the standalone accounts of BÖHLER-UDDEHOLM AG. In contrast, a significantly smaller impact on earnings is expected in future years due to the successive lapse of the short-term effects with regard to inventories and orders. Free cash flow for the Special Steel Division is not changed by this accounting effect.

As a result of this purchase price allocation, the earnings figures for the Special Steel Division shown in this interim report for the voestalpine Group differ substantially from those published concurrently by the BÖHLER-UDDEHOLM Group. As the purchase price allocation distorts the picture regarding actual developments, the above table also includes pro forma data for the voestalpine Group excluding the PPA and its exclusively accounting effects.

[2] Retrospectively adjusted.

[3] Before minority interests and hybrid capital coupons.

Ladies and Gentlemen!

The shockwaves from the US sub prime crisis and their possible consequences for the global economy, plus fears of recession, have led to the severest downward trend of international stock markets since 9/11. The Vienna Stock Exchange and the Austrian Traded Index—and with them the voestalpine share—were also unable to escape this negative trend. To what extent the panic—the result of psychological rather than true economic factors—will develop into a self-fulfilling prophecy and actually impair the long-term economic outlook is still difficult to assess. The fact remains that from the current perspective no recession or even a recessive development seems apparent. Demand—allowing for seasonal fluctuations—remains stable on a high level in all essential customer industries not only in Europe, but also in most other economic regions of the world. This means that stock markets and the real economy have grown further and further apart over the last few months. The result of this is an essential rift between fundamental value and market capitalization for many listed companies, which can only be explained by the aforementioned psychological effects. Although this development may often seem frustrating at first glance, the positive factor is that the chance of a lasting upward trend increases every day.

The greatest challenge with regard to long-term effects for Europe, however, is not the current market situation but rather the discussion on the future climate regime of the European Union. With regard to the best possible protection for the global climate, the voestalpine Group is arguing for an inter-industry approach across Europe. Company-specific advance performances, which have already been yielded, must be taken into account in any case, as the CO_2 saving potential depends heavily on the extent of these performances. The company with the lowest industry-specific emissions should be released from all climate fees, whereas manufacturers who pollute the environment more heavily should be penalized accordingly. In this way, a constantly self-optimizing, but simultaneously fair, i.e. competition-neutral, benchmark system could be developed. This system would need to be supplemented by suitable WTO import regulations for products, which come from regions with a less strict climate regime. In the sense of the "Bali Resolutions" of December 2007, this European model should be developed into a global model by 2020.

From a strategic perspective, the voestalpine Group's activities are currently focused on evaluating the erection of a further steel site on the Black Sea. As a result, more than ten sites in four countries are examined more closely. The objective is to have a complete picture, particularly with regard to the investment costs and profitability of such a project, by summer 2008.

Linz, February 25, 2008

The Management Board

W. Eder

F. Hirschmanner

J. Mülner

R. Ottel

C. J. Raidl

W. Spreitzer

Overview of business performance

In the first three quarters of the 2007/08 financial year, the most relevant key figures of voestalpine Group have developed as follows (in comparison to the first nine months of the previous year):

- **Revenue** rose by 47.2% from EUR 5,114.6 million to EUR 7,530.2 million.
- **EBITDA** (profit from operations before depreciation) improved by 41.2% from EUR 963.3 million to EUR 1,360.1 million. Without consideration of the purchase price allocation (ppa)[1], this results in an increase by 50.8% to EUR 1,452.5 million. The **EBITDA margin** declined slightly compared to the previous year due to the PPA from 18.8% to 18.1%; before ppa, however, it increased to 19.3%.
- **EBIT** (profit from operations) rose during the first three quarters by 22.8% from EUR 707.3 million to EUR 868.5 million. The decrease in the **EBIT margin** compared to the previous year from 13.8% to 11.5% results primarily from the application of the BÖHLER-UDDEHOLM purchase price allocation[1]. Without its consideration, however, the operating result in the first three quarters shows an increase by 56.7% to EUR 1,108.5 million, thus improving the EBIT margin to 14.7%.
- With EUR 763.6 million, **profit before tax** (EBT) rose by 11.6% as compared to the previous year's figure (EUR 684.2 million). Before ppa[1] the EBT comes to EUR 1,003.6 million, corresponding to an increase by 46.7%.
- In the first three quarters of the 2007/08 financial year, **profit for the period** (net income)[2] increased by 16.7% from EUR 524.4 million to EUR 611.9 million. The corresponding figure before ppa[1] is EUR 784.1 million (increase by 49.5%).
- The **earnings per share** (EPS) for the first nine months of the current financial year come to EUR 3.70 (respectively, EUR 4.81 before ppa[1]), thus going up as compared to the same period of the previous year by 14.6% (respectively, 48.9% before ppa).
- The **equity** of voestalpine Group rose by 54.2% from EUR 2,876.9 million to EUR 4,435.7 million. This increase is largely due to the hybrid bond issued in October 2007 to refinance the BÖHLER-UDDEHOLM acquisition, which had a volume of EUR 1 billion and took effect in the third quarter of the financial year in accordance with IAS 32 (equity capital characteristics of such bonds). As a result of the intermediate financing of this acquisition, the net financial debt increased in the first nine months of the current financial year from EUR 294.9 million to EUR 3,345.5 million. Accordingly, this results in a gearing ratio (net financial debt in percent of equity) of 75.4% (previous year: 10.3%).
- As of December 31, 2007, voestalpine Group had 41,284 **employees** (excluding apprentices). Compared to the end of the past year (23,907), this corresponds to an increase by 72.7% or 17,377 employees, which largely results from the acquisition of BÖHLER-UDDEHOLM Group.
- In the first nine months of the 2007/08 financial year, **crude steel production** of voestalpine Group rose to 5.39 million tons (previous year: 4.97 million tons), also due to the acquisition of BÖHLER-UDDEHOLM Group. Of the total output, 3.84 million tons were accounted for by the Linz location, 1.12 million tons by the Donawitz site, and for the first time included, 0.43 million tons by the Special Steel Division.

[1] See notes on the inside cover page
[2] Before minority interests and hybrid capital coupons

Interim Management Report

Economic environment

The economic situation in the markets and customer industries most relevant to the voestalpine Group has largely remained stable at a high level during the 2007/08 financial year thus far.

The continuing high demand was primarily driven by the still substantial economic dynamics in Europe (particularly in Central and Eastern Europe). The positive development applies to all important customer segments of the Group, in particular the automotive industry, commercial vehicle production, railway construction, the energy industry, as well as civil and mechanical engineering. With the exception of the USA and Japan, the most important overseas economic regions also showed sustained above average growth.

However, also the risks have persisted unchanged, particularly the continuing raw materials price increase and the unfavorable exchange rate between the Euro and the US dollar, as well as other currencies. Additional risk elements that have emerged in the recent past are an increasing uncertainty resulting from possible economic effects of the US sub-prime crisis that has been going on since the summer of 2007 and, for the first time in a long while, increasing fears of inflation.

Business performance of voestalpine Group

In the first three quarters of the 2007/08 financial year, the voestalpine Group has continued its growth by again significantly increasing its revenue and earnings as compared to the same period of the previous year. As already mentioned before*, the Special Steel Division (BÖHLER-UDDEHOLM Group) has been fully incorporated since the 2nd quarter of the financial year with regard to its sales revenue, whereas its result has only been included to a limited extent due to effects of the purchase price allocation (ppa). Therefore, it should be emphasized even more strongly that, even if the accounting effects of the ppa are taken into consideration, there was a clear improvement in the Group's earnings, resulting from profit increases in all other four divisions.

While the first half of the financial year showed a very gratifying development, the 3rd quarter was, however, characterized by a temporary slowdown. From the 2nd to the 3rd quarter, all divisions (with the exception of the Special Steel Division and—due to acquisitions—the Automotive Division) showed a slight decline in revenues, with the divisions Railway Systems and Steel also reported a lower result. This development is also mirrored in the comparison of the single quarters at the Group level.

In addition to temporarily lower prices in short-term supply contracts, this development is primarily the result of the traditionally slower construction activity during the winter period and scheduled shutdowns of core facilities in the divisions Steel and Railway Systems in the context of modernization and expansion measures. The thereby lost quantities and the replacement purchases from external suppliers respectively had an

* See notes on the inside cover page.

adverse affect on the results of the two divisions, especially in the 3rd quarter. In the 4th quarter, however, a trend reversal above all in the Steel Division becomes apparent.

In the first three quarters of the 2007/08 financial year, revenue of voestalpine Group rose by 47% from EUR 5.1 billion to more than EUR 7.5 billion. Except for the acquisition of a majority stake in BÖHLER-UDDEHOLM Group, growth was strongest in the Automotive Division at 34% as a result of acquisitions, while the divisions Profilform (+20%), Steel (+8%) and Railway Systems (+7%) could increase their revenue largely due to organic growth.

The profit from operations before depreciation (EBITDA) came to EUR 1,360 million. This corresponds to an improvement compared to the previous year (EUR 963 million) by 41%, resulting from substantial increases in all five divisions. Without consideration of the ppa* from the BÖHLER-UDDEHOLM acquisition, this represents an increase by 51% to EUR 1,453 million.

The profit from operations (EBIT) went up by 23% compared to the previous year from EUR 707 million to EUR 869 million. Due to the application of the ppa*, only EUR 7 million of the Special Steel Division's EBIT (EUR 247 million on a standalone basis) is included. Without ppa the voestalpine Group would report an operating result in the first three quarters of the 2007/08 financial year of EUR 1,109 million and with +57% an even greater increase as compared to the previous year.

The rise in the Group's profit, which is a result of significant increases in the other four divisions, primarily mirrors the higher price level. Only the rise in the Automotive Division's EBIT (+35%) as compared to the previous year's period was largely the result of the initial consolidation of acquired companies.

The Steel Division boosted its profit by 34% and, after the first three quarters of the financial year, recorded an EBIT margin that has risen from 14% to almost 18%, thus making it the most profitable of all of the Group's divisions. With an increase of just under 18% and more than 3% respectively, the divisions Profilform and Railway Systems also exceeded their last year's earning figures.

With EUR 1,816 million the major part of the growth in revenue generated by acquisitions resulted from the initial consolidation of the BÖHLER-UDDEHOLM Group (Special Steel Division). In addition, the revenue and earnings of the voestalpine Group during the first three quarters also fully include the acquired companies Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG, Dancke Group and Amstutz Levin & Cie. (all Automotive Division), as well as the switch manufacturers TENS Spolka z.o.o.

* See notes on the inside cover page.

and Açotrilho Ltda which were acquired last year by the Railway Systems Division.

As a result of the significantly improved operating result, also the profit before tax (EBT), with an increase of just under 12% from EUR 684 million to almost EUR 764 million, and the profit for the period (net income), with a gain of 17% from EUR 524 million to EUR 612 million, were considerably higher than last year's figures. Without the effects of the ppa*, EBT would come to EUR 1,004 million (up by 47% as compared to 2006/07), while net income would increase to EUR 784 million (or by nearly 50%).

The earnings per share (EPS) for the first three quarters of the 2007/08 financial year amount to EUR 3.70 (pre-ppa*: EUR 4.81) per share and are thus 15% (or 49% before ppa) higher than the previous year's figure (EUR 3.23).

As already became apparent after the first half year, voestalpine Group will post another record result in the 2007/08 financial year and, with the integration and consolidation of the BÖHLER-UDDEHOLM Group, and also attain a new dimension with regard to revenue. The following table provides an overview of the most relevant key figures of the voestalpine Group (as well as the figures for the respective divisions in the appropriate sections of the segment reporting) for the three individual quarters and cumulatively for the entire nine-month period of the 2007/08 financial year:

voestalpine Group

In millions of euros	1 Q 2007/08 04/01–06/30/2007	2 Q 2007/08[1] 07/01–09/30/2007	3 Q 2007/08[1] 10/01–12/31/2007	1 Q–3 Q 2006/07[2] 04/01–12/31/2006	1 Q–3 Q 2007/08[1] 04/01–12/31/2007	Change in %
Revenue	1,960.9	2,788.2	2,781.1	5,114.6	7,530.2	47.2
EBITDA	407.5	497.2	455.4	963.3	1,360.1	41.2
EBITDA margin (in %)	20.8	17.8	16.4	18.8	18.1	
EBIT	313.2	299.2	256.1	707.3	868.5	22.8
EBIT margin (in %)	16.0	10.7	9.2	13.8	11.5	
Employees excl. apprentices	25,752	41,018	41,284	23,907	41,284	72.7

[1] Including Special Steel Division (figures after ppa; see notes on the inside cover page).
[2] Retrospectively adjusted.

* See notes on the inside cover page.

In detail, the five divisions of voestalpine Group have developed in the first three quarters of 2007/08 as follows:

Steel Division

In millions of euros	1 Q 2007/08 04/01–06/30/2007	2 Q 2007/08 07/01–09/30/2007	3 Q 2007/08 10/01–12/31/2007	1 Q–3 Q 2006/07[1] 04/01–12/31/2006	1 Q–3 Q 2007/08 04/01–12/31/2007	Change in %
Revenue	964.7	949.7	949.0	2,662.2	2,863.3	7.6
EBITDA	235.8	234.5	192.2	514.3	662.4	28.8
EBITDA margin (in %)	24.4	24.7	20.3	19.3	23.1	
EBIT	186.8	182.5	139.5	379.0	508.8	34.2
EBIT margin (in %)	19.4	19.2	14.7	14.2	17.8	
Employees excl. apprentices	9,621	9,650	9,712	9,559	9,712	1.6

[1] Retrospectively adjusted.

Business performance of the **Steel Division** was characterized by a very good market environment in all significant product sectors. In addition to yet another improvement in earnings seen in the division's largest segment of quality flat steel products, the heavy plate sector in particular was able to profit from the continuing high demand in the energy industry.

Supported by the gratifying market development, last year's figures were substantially exceeded, with an 8% increase in sales revenue and an improvement in the earnings by more than a third.

The above average gain in EBIT results from a rise in average prices by about 10% compared to last year's level, a further improvement of the product mix, and the accelerated implementation of cost optimization measures.

The decline in the result from 3rd against the 2nd quarter of the financial year was largely due to higher raw materials costs, a shortfall of quantities because of four-week shutdowns of the hot rolling mill and the heavy plate mill for investment reasons, as well as considerably higher personnel costs within the scope of the collective agreement wage increase in Austria that came into effect on November 1, 2007.

Despite the interruptions in the production process during the third quarter, supply quantities were nevertheless about 1% higher than in the first nine months of the previous year.

Special Steel Division[1]

In millions of euros	1 Q–3 Q 2007/08[2] pro-forma (pre ppa) 07/01–12/31/2007	1 Q–3 Q 2007/08[2] (after ppa) 07/01–12/31/2007
Revenue	1,815.9	1,815.9
EBITDA	301.9	209.5
EBITDA margin (in %)	16.6	11.5
EBIT	246.9	6.9
EBIT margin (in %)	13.6	0.4
Employees excl. apprentices	15,217	15,217

[1] See notes on the inside cover page.
[2] Initial consolidation July 1, 2007; the reporting period therefore includes the 2nd and 3rd quarter of voestalpine's financial year.

The **Special Steel Division** (BÖHLER-UDDEHOLM Group), which has been included in the consolidated financial statement of the voestalpine Group* since July 2007, continued its unbroken growth with a significant increase in revenue and earnings, as well as in profitability. The good overall economic performance and the resulting robust demand stimulated growth in all four sectors of the company.

A moderate increase of the base prices and the overall market dynamics more than compensated for both the unfavorable exchange rate of the US dollar against the Euro, the Brazilian real, and the Swedish krona and the decline in price for individual alloys, particularly for nickel.

Compared to previous year's period, incoming and outstanding orders reached new record levels, while simultaneously all production facilities were fully utilized and supply quantities increased significantly. Additionally, profitability was further improved by consistently implementating cost reducing measures and productivity increase in all four of the division's business units (High Performance Metals, Welding Consumables, Precision Strip and Special Forgings).

Purchase Price Allocation* as of December 31, 2007



In millions of euros
247
18
42
46
42
92
7
EBIT Special Steel Division before ppa
Tangible fixed assets
Technology
Customer relations
Orders
Inventories
EBIT Special Steel Division after ppa

* See notes on the inside cover page.

* See notes on the inside cover page.

The change in inventories and increased depreciation on the assets capitalized in the course of the ppa* decrease the result of the Special Steel Division reported in the consolidated financial statements of voestalpine AG for the period under review by EUR 240 million (on EBIT basis).

The following graphic shows the anticipated effect on the result in future financial years. Due to the discontinuation of short-term effects with regard to inventories and orders, a significantly smaller and over the course of some years declining impact on the result is expected.

Anticipated effects of the PPA* on EBIT and EBITDA in future financial years



In millions of euros
350
132
225
33
116
67
45
24
2
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
EBIT
EBITDA

Railway Systems Division

In millions of euros	1 Q 2007/08 04/01–06/30/2007	2 Q 2007/08 07/01–09/30/2007	3 Q 2007/08 10/01–12/31/2007	1 Q–3 Q 2006/07 04/01–12/31/2006	1 Q–3 Q 2007/08 04/01–12/31/2007	Change in %
Revenue	585.5	543.6	513.9	1,538.8	1,643.0	6.8
EBITDA	115.1	105.4	93.5	305.4	314.0	2.8
EBITDA margin (in %)	19.7	19.4	18.2	19.8	19.1	
EBIT	93.7	83.5	71.6	240.8	248.7	3.3
EBIT margin (in %)	16.0	15.4	13.9	15.6	15.1	
Employees excl. apprentices	7,656	7,751	7,775	7,332	7,775	6.0

* See notes on the inside cover page.

The **Railway Systems Division** was again able to slightly increase revenue and profit as compared to last year's record figures. This is due to the very satisfactory business performance in the rails and turnout segment, as well as to yet another improvement in the wire rod segment. This compensated for both the decline in the seamless tube segment and the higher prematerial costs resulting from the major (planned) repair of one of the division's two blast furnaces in last summer.

Revenue and result of the sectors rail technology and switch technology recorded new all-time highs in the period under review. Further increases in raw material and prematerial costs could be passed on to the market due to sustained high demand.

However, the market environment of the seamless tube segment—starting from historical record figures—remained tense during the past nine months.

Additional capacities for standard products, which are being created by new, primarily Asian, suppliers entering the market, are exceeding by far the continued strong demand from the energy industry.

Together with the reduction of inventories in North America this leads to a considerable decline in prices, however based on a record price level.

Due to the consistent focus on special products, revenue and profit could nevertheless be kept at a still excellent level.

Profilform Division

In millions of euros	**1 Q 2007/08** 04/01–06/30/2007	**2 Q 2007/08** 07/01–09/30/2007	**3 Q 2007/08** 10/01–12/31/2007	**1 Q–3 Q 2006/07** 04/01–12/31/2006	**1 Q–3 Q 2007/08** 04/01–12/31/2007	**Change in %**
Revenue	280.6	273.6	268.2	685.1	822.4	20.0
EBITDA	44.6	46.1	46.6	119.6	137.3	14.8
EBITDA margin (in %)	15.9	16.9	17.4	17.5	16.7	
EBIT	38.1	39.3	40.0	99.8	117.5	17.7
EBIT margin (in %)	13.6	14.4	14.9	14.6	14.3	
Employees excl. apprentices	3,343	3,383	3,356	3,255	3,356	3.1

With a 20% increase in revenue and a similarly significant gain in the result by 18%, the **Profilform Division** also exceeded last year's figures substantially in the past three quarters. Due to its strong market position and customer-oriented international presence, it profited on one hand from the continuing excellent economic environment in the most important market regions and customer segments and, on the other hand, was able to compensate for higher prematerial costs by implementing price increases.

In the course of the current financial, demand was primarily driven by the agricultural and construction machinery manufacturers in Europe and North America, as well as by the European commercial vehicle industry. Due to the continuously brisk investment activities in the infrastructure sector and in the consumer goods industry, also the demand for sophisticated storage technology systems remained worldwide at a high level.

In addition, demand for special and tailored sections in Central and Eastern Europe, as well as in Russia, was characterized by a sustained dynamic tendency.

Automotive Division

In millions of euros	1 Q 2007/08 04/01–06/30/2007	2 Q 2007/08 07/01–09/30/2007	3 Q 2007/08 10/01–12/31/2007	1 Q–3 Q 2006/07* 04/01–12/31/2006	1 Q–3 Q 2007/08 04/01–12/31/2007	Change in %
Revenue	259.9	244.2	257.0	567.4	761.1	34.1
EBITDA	28.4	27.7	28.0	60.5	84.0	38.8
EBITDA margin (in %)	10.9	11.3	10.9	10.7	11.0	
EBIT	12.3	12.1	13.3	27.9	37.8	35.5
EBIT margin (in %)	4.7	5.0	5.2	4.9	5.0	
Employees excl. apprentices	4,708	4,750	4,783	3,383	4,783	41.4

* Retrospectively adjusted.

In addition to an increase by more than a third as compared to the first nine months of the previous year in both revenue and operating result—primarily due to acquisitions—the **Automotive Division** has recorded satisfactory growth so far in the 2007/08 financial year in the laser welded blanks, tubes and safety components.

Despite a further rise in prematerial prices and a sustained price pressure by automotive manufacturers, profitability could be slightly increased to an EBIT margin of 5.0% as compared to the previous year's level (4.9%). The good economic environment for the automotive industry in Europe, in particular in Central and Eastern Europe, led to a high level of demand in all business sectors during the first nine months of the current financial year.

With regard to the divestments that have already been effected in the course of the financial year or that are scheduled until March 31, 2008, please refer to the "divestments" chapter in this Letter to Shareholders.

Business relations with associated companies or persons

The circle of associated companies and persons remained largely unchanged as compared to the last annual financial statement.

Investments

In the first nine months of the 2007/08 financial year, the expenses of the voestalpine Group on investmens and acquisitions came to EUR 3,605.5 million. This increase to more than seven times the previous year's figure (EUR 484.7 million) largely results from the acquisition of the BÖHLER-UDDEHOLM Group, a significant portion, however, is also due to the accelerated expansion and modernization programs in all five divisions.

Of the overall investment volume, EUR 402 million (+30% compared to EUR 309 million last year) were accounted for by the Steel Division. Focal point for investments is the realization of the expansion program "L6—Phase 1", the successive project to the major investment program "Linz 2010". The central projects under this program with an overall expenditure volume of about EUR 1 billion (2007/08—2010/11) are the comprehensive expansion and modernization of the hot strip rolling mill, the construction of a new continuous casting plant, the expansion of heavy plate production, and an additional power plant block.

In the period from July 1 to December 31, 2007, the Special Steel Division recorded investments of EUR 132 million. The major part thereof was accounted for by the realization of major projects at the Sumaré (Brazil) and Kapfenberg (Austria) locations. The largest project at the Kapfenberg location was the launch of the largest spindle press worldwide. At the Brazilian location, the focus was on the construction and successful startup of a new rolling mill that will enable not just a considerable increase in capacity but also environmental improvements (in particular, dust extraction for the steel plant and an improvement of the water quality).

At EUR 171 million, the Railway Systems Division recorded investments for the first three quarters that were 38% higher than in the first nine months of the previous year (EUR 124 million). The focus was on environmentally relevant projects, such as the continued optimization of raw materials deployment within the scope of the installation of a new blast furnace in Donawitz in the summer of 2007, ensuring complete autonomy in the supply of energy by building a new power plant block, and the realization of an extensive new cooling water concept.

Because of its comprehensive special investment program, the Profilform Division increased its expenditures during the first three quarters of 2007/08 as compared to the previous year by 52% from EUR 33 million to just over EUR 50 million. The largest projects were the construction of a new facility for specially formed pipes in Krems, which is already being fully utilized after its successful startup, and the expansion at the British production site in Birmingham.

The Automotive Division has more than quadrupled its investment activities (from EUR 16

million to EUR 68 million). In addition to this increase against the previous year that is largely a result of acquisitions (investments of the newly acquired companies), comprehensive modernization and expansion investments were made at a series of locations. For example, in the past months a total of six new presses started up operation at various companies within the division, enabling a considerable increase in capacity in the segment of sophisticated structural parts and components.

Acquisitions

As already detailed in the previous Letters to Shareholders, the acquisition activity of voestalpine Group was affected by the takeover of BÖHLER-UDDEHOLM AG and its integration as the Group's Special Steel Division. Integration and synergy measures were established within the scope of 15 work groups, and in the course of the financial year the target figure for synergy potential was successively increased from EUR 65 million to about EUR 100 million. The integration process of the Special Steel Division will for the most part be completed by the end of the 2007/08 financial year.

Because of the rigorous demands placed on the Group by the takeover and integration of BÖHLER-UDDEHOLM, any other acquisition activity during the financial year thus far has been purposely reduced to a minimum. The only other major acquisition was made at the end of October 2007 by the Profilform Division, which acquired Meincol Distribuidora de Aço Ltda., a Brazilian company that specializes in the manufacture of high-quality products for the tube and section segment, thus executing its market entry in South America. Meincol has a workforce of about 300 employees and achieves revenues of around EUR 110 million. For the Profilform Division, this acquisition is another important step toward global leadership in the special and tailored sections segment.

Divestments

Within the scope of a comprehensive divisional portfolio adjustment, the current financial year is seeing a consistent streamlining and optimization of the activities in the Automotive Division. Those business sectors will be divested, whose retention does not appear strategically reasonable either due to insufficiently attractive market conditions or if they are unlikely to establish themselves among the top providers with regard to quality, innovation, and profitability.

Beginning with the 4th quarter of the current financial year, the divestment process began for the division's plastics sector; furthermore, it was decided to take the French company Amstutz Levin & Cie out of the division's portfolio. Therefore in accordance with IFRS, the companies affected will already be recorded as discontinued operations in the next consolidated financial statement of the voestalpine Group. Despite the divestments, the Automotive Division is anticipating a rise in revenues of about EUR 100 million resulting primarily from acquisitions and is also expecting a further significant improvement of the margin.

Additionally, within the scope of this portfolio adjustment, the North American press part manufacturer voestalpine Polynorm Inc. was sold to a British Group in October 2007.

Employees

As of December 31, 2007, the voestalpine Group had 41,284 employees (excluding apprentices). This corresponds to an increase compared to the previous year (23,907) of 73% or 17,377 employees, largely resulting from the initial consolidation of the Special Steel Division.

With 21.979 employees, the majority of the workforce (53%) is employed at the approximately 300 international locations of the Group; 19.305 employees (47%) are working in Austrian companies.

As of December 31, 2007, the voestalpine Group was training 1,644 young people worldwide within the apprenticeship program, one third is trained outside of Austria.

Environment

In January 2008 the EU commission published the climate protection plans for the period after the expiration of the Kyoto Protocol in 2012. They leave much space for interpretation, particularly with regard to the further procedure towards energy-intensive industrial sectors, so that intensive discussions with political decision makers at both the national and the European level are necessary. Concrete contents of the climate package up to the final adoption of resolutions will have to be specified by the European parliament in such a way that distortion of competition and unequal treatments are avoided and that the basic conditions provide security for long-term planning, at least on a European level. The goal must be the creation of a uniform industry-wide bench mark system in Europe, within the framework of which the award of CO_2-free certificates is geared to the most pollution free companies in each case and outlays for climate protection are recognized.

A further important, current environmental topic is represented by the EU regulation for the registration, evaluation, authorization and restriction of chemicals (REACH), which came into force on June 1, 2007 and currently being coordinated and adapted company-wide. The regulation obliges manufacturers and importers to declare that materials, preparations and products which they use do not represent a substantial burden on the environment and health. The conversion of this regulation, in which suppliers and customers are also included, involves a very high organizational, bureaucratic and also financial expenditure for data collection and administration, carrying out studies and registration fees. By intensive co-operation with material-specific European industrial consortia and simultaneous establishment of its own REACH network within the group, voestalpine is endeavoring to keep this additional expenditure as low as possible.

In this connection it should be pointed out that voestalpine has already set up comprehensive measures in the past, in order to

reduce the use of problem chemicals in production and processing procedures or even to do without them altogether. Thus voestalpine Stahl GmbH has become the first company in this sector in the world to employ chromate-free coating technologies since 2006.

In the first nine months of the current financial year at a number of Austrian and international company locations relevant environmental investments were made (refer also to the chapter "Investments"). These are aimed, on the one hand, at additional improvements in energy and raw material efficiency and, on the other hand, at a further reduction of the emissions into air and water.

Research and development

The Group's company research and development activities are focused on the one hand on process techniques (new production and processing methods with the goal of further improving quality and preserving resources) and, on the other hand, in material and product development. Alongside interdivisional company-wide projects for the optimization of steelmaking and processing steps, the priorities of the R&D activities of the individual companies are oriented to specific customized product innovations.

Thus the emphasis in the Steel Division lies particularly in the development of very high strength steel and new surface coatings, which are both used, in particular, in products for the automobile and white goods industry and also in the energy sector. Beyond that, the central emphasis of development is on the further reduction of energy and raw material consumption as well as the reduction of process-related pollutant emissions.

The R&D activities of the Special Steel Division are at present focused on the development of new powder metallurgy tool steels, cored wires, e.g. for power station applications or the construction of chemical plants, as well as of demanding forgings from intermetallic alloys for the aerospace industry. In addition, development is constantly proceeding in the sphere of metallurgical process engineering and metal forming.

The Division Railway Systems is working on rail and switch technology towards the further development of their world-wide technology leadership. This is based on the development of high strength steel grades and new rolling procedures for special rails, as well as the further optimization of the switch technology in respect of their life cycle costs. Innovations in very high-strength materials and new rolling technologies form the central emphasis of R&D in the seamless tube and wire rod segments.

The long-term protection of the technologically leading position is also at the center of the research and development activities of the Profilform Division with the focus on roll

forms of very high-strength steel (e.g. for automobile bodies), new guide bar systems and fully automatic inspection systems for improved quality assurance.

The R&D activity of the Automotive Division is at present aligned in particular to components of press-hardened steel ("phs ultraform®" grades) and the development of safety-related parts from special pipes, e.g. for airbags. In these areas research and development is advancing ever more strongly company-wide with particular involvement of the divisions Steel and Profilform.

In an organizational respect, the successful integration of the high-grade steel division into the research group of the voestalpine Group took place during the course of the financial year.

As already reported in detail in the Shareholder's Letter on the 1st half year, voestalpine is comprehensively involved in the new Austrian research promotion program "COMET" (total volume: EUR 100 million in the next few years). The emphasis here is placed on the development of new materials (particularly for the automobile manufacture) and in the field of mechatronics.

Outlook

As already indicated, so far neither the subprime problems nor the crisis and fears of recession as an aftermath have led to any noticeable cooling of the economic situation in those regions of the economy which are important for voestalpine. Apart from seasonal fluctuations, inquiries and price situation in all important customer segments and markets continue to be largely stable at a continuously good level. This situation seems unlikely to change, according to all available indications, up to the 3rd calendar quarter of 2008.

In detail, the Steel Division could implement clear price increases for the newly negotiated annual and multi-annual contracts commencing in the 4th quarter of the financial year. The short period price weakening during the 2nd half of the financial year as a result of massive imports of goods to Europe and/or a super elevated stock will be more than compensated by very clear price increases starting from the 1st quarter of the financial year 2008/09. Likewise the import and stock situation in the meantime has completely normalized. Overall, price increases agreed upon for 2008 should compensate to a considerable degree for the rising raw material costs expected to become effective from April on.

For the Special Steel Division the picture looks similar. Demand and earnings in any event will remain at a stable high level up to the summer of 2008. In all other respects the recent incoming orders activity does not point to any tendency to recession. The strongly varying alloy costs and the rate of

exchange development traditionally represent a certain factor of uncertainty in this division.

In the Railway Systems Division, the rail, switch and wire business areas—apart from the present seasonal effects that are somewhat stronger in relation to the previous year—show consistently good demand and profit trends. The seamless tubes segment remains under pressure due to growing capacities, but should stabilize during the course of 2008 at a somewhat lower level.

The Profilform Division will again improve its results due to continuously high demand and, in relation to the previous year, a further increased proceeds level and should also find a very solid market environment during 2008.

In the Automotive Division, despite a comparatively difficult industrial environment, a further improvement of its position is already showing up for the current financial year in respect of both turnover and profitability, as a consequence of the measures taken for portfolio optimization.

voestalpine Group will thus post a new record result for the financial year 2007/08—even taking into account the Purchase Price Allocation* from the acquisition of BÖHLER-UDDEHOLM. For the 1st half of the 2008/09 financial year further stable economic basic conditions are indicated.

* See notes on the inside cover page.

Investor Relations

Price performance of voestalpine share

As a result of the international market turbulence caused by the US sub-prime crisis, the four-year, unbroken upward trend of the voestalpine share came to an end in summer 2007. Despite unchanged good corporate data and the prospect of another record result, the share price was influenced by the severest global decline since 9/11.

After the share had achieved an all-time high of EUR 66.11 on July 12, 2007, its price at the end of the 3rd financial quarter fell to EUR 49.45 and only stabilized around the EUR 40 mark. For the first time in a long period the performance of the share was also below that of the Vienna Traded Index ATX and the most relevant international indices.

However, it should not be ignored, that the price of the voestalpine share is still seven times the issue price of October 1995 and five times the price at the time of full privatization (Autumn 2003), even following the unsatisfactory price development in the course of the current financial year.

voestalpine AG vs. international indices



Changes in %
■ voestalpine
■ ATX
□ STOXX Index (Europe)
□ DJ Industrial Index
125
120
115
110
105
100
95
90
85
April 1, 2007
December 31, 2007

Successful placement of the hybrid bond

In October 2007, voestalpine AG successfully placed a hybrid bond on the capital market, which had an issue volume of EUR 1 billion and attracted international attention. The issue price was 99.465%. The subordinate hybrid bond has a coupon rate of 7.125% for the first seven years and then a 3-month EURIBOR +5.05% (including a surcharge of 2.5%). The proceeds are used for the partial refinancing of the BÖHLER-UDDEHOLM AG takeover.

Share repurchase program

Based on the authorization granted for this purpose by the shareholders' meeting of voestalpine AG on July 4, 2007, the Management Board decided on December 11, 2007 to continue the repurchase of its own shares in the company in 2008. Thus, the ongoing share repurchase program—originally intended to run from October 2006 to the end of 2007—has been extended.

The repurchase of its own shares is effected for any operation of the Group's employee share holding scheme and the stock options program as well as the convertible bonds issued by voestalpine AG on July 15, 2005. voestalpine AG reserves the right to use, or if necessary to collect, the repurchased shares for other purposes, as part of the further growth strategy of the voestalpine Group.

Please refer to the detailed description in the shareholders' letter for the first half year 2007/08 in connection with the convertible bonds issued in 2005. In total, 28.6% of the convertible bonds are still in circulation.

Ownership structure

The shareholder structure as of June 2007 has already been presented in the last two shareholders' letters on the current financial year. The data will be updated in the coming weeks; the appropriate publication is effected as part of the financial report 2007/08.

voestalpine AG is currently being analyzed by the following investment banks / institutions:

▫ BHF-BANK, Frankfurt ▫ CA IB, Vienna ▫ Cantor Fitzgerald, London ▫ Credit Suisse, London ▫ Deutsche Bank, Vienna/London ▫ Erste Bank, Vienna ▫ Exane BNP Paribas, Paris ▫ Goldman Sachs, London ▫ HSBC, London ▫ JP Morgan, London ▫ Morgan Stanley, London ▫ Nord LB, Frankfurt ▫ Raiffeisen Centrobank, Vienna ▫ Sal. Oppenheim, Frankfurt ▫ Steubing AG, Frankfurt ▫ UBS, London

Share information

Share capital	EUR 298,756,264.42 divided into 164.439.033 non-par shares
	Treasury stock as of December 31, 2007: 4,952,095 shares
Class of shares	Ordinary bearer shares
Securities identification number (WKN)	93750 (Vienna Stock Exchange)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Class of shares

Share price high April 2007 through December 2007	EUR 66.11
Share price low April 2007 through December 2007	EUR 46.70
Share price as of December 31, 2007	EUR 49.45
Market capitalization as of December 31, 2007*	EUR 7,886,629,084

* Basis: total number of shares minus repurchased shares

2006/07 Fiscal Year

Earnings per share	EUR 4.77
Dividend per share	EUR 1.45
Carrying value per share	EUR 18.65

2008 Financial calender

2007/08 Annual report	June 5, 2008
Annual shareholders' meeting	July 2, 2008
Ex dividend date	July 7, 2008
Dividend payment date	July 14, 2008
Letter to shareholders on results for the 1st quarter 2008/09	August 27, 2008
Letter to shareholders on results for the 1st half year 2008/09	November 20, 2008

Investor Relations

Peter Fleischer, T. +43/50304/15-9949, F. +43/50304/55-5581
InvestorRelations@voestalpine.com, www.voestalpine.com

voestalpine AG

Financial data 12/31/2007

According to IFRS

Consolidated balance sheet

Assets

	03/31/2007*	12/31/2007
A. Non-current assets		
Property, plant and equipment	2,660.8	3,897.9
Goodwill	316.7	1,399.7
Other intangible assets	103.3	826.9
Investments in associates	86.0	93.7
Other financial assets	81.2	116.9
Deferred tax assets	118.0	409.0
	3,366.0	**6,744.1**
B. Current assets		
Inventories	1,421.7	2,986.1
Trade and other receivables	1,293.8	2,033.0
Other financial assets	389.9	252.7
Cash and cash equivalents	356.1	359.6
	3,461.5	**5,631.4**
Total assets	**6,827.5**	**12,375.5**

In millions of euros

Equity and liabilities

	03/31/2007*	12/31/2007
A. Equity		
Share capital	287.8	298.8
Capital reserves	398.9	3,096.2
Retained earnings and other reserves	2,142.3	635.3
Equity attributable to equity holders of the parent	**2,829.0**	**4,030.3**
Minority interest	53.3	405.4
	2,882.3	**4,435.7**
B. Non-current liabilities		
Pensions and other employee obligations	566.1	866.6
Provisions	21.0	65.4
Deferred tax liabilities	85.3	375.2
Financial liabilities	739.5	1,281.5
	1,411.9	**2,588.7**
C. Current liabilities		
Provisions	412.2	654.6
Financial liabilities	629.6	2,781.9
Trade and other payables	1,491.5	1,914.6
	2,533.3	**5,351.1**
Total equity and liabilities	**6,827.5**	**12,375.5**

* Retrospectively adjusted.

In millions of euros

Consolidated income statement

	04/01–12/31/2006*	04/01–12/31/2007	10/01–12/31/2006*	10/01–12/31/2007
Revenue	5,114.6	7,530.2	1,746.6	2,781.1
Cost of sales	-3,871.9	-5,723.7	-1,307.5	-2,151.7
Gross profit	**1,242.7**	**1,806.5**	**439.1**	**629.4**
Other operating income	151.2	226.7	74.4	104.4
Distribution costs	–341.1	–609.9	–123.9	–245.0
Administrative expenses	–225.8	–335.7	–84.4	–131.8
Other operating expenses	–119.7	–219.1	–44.4	–100.9
Profit from operations (EBIT)	**707.3**	**868.5**	**260.8**	**256.1**
Share of profit of associates	12.2	15.4	4.5	4.3
Finance income	46.2	55.3	20.6	23.7
Finance costs	-81.5	–175.6	-29.7	–76.4
Profit before tax (EBT)	**684.2**	**763.6**	**256.2**	**207.7**
Income tax expense	–168.3	–155.9	–63.1	–34.3
Profit for the period from continuing operations	**515.9**	**607.7**	**193.1**	**173.4**
Discontinued operations	8.5	4.2	2.5	4.2
Profit for the period	**524.4**	**611.9**	**195.6**	**177.6**
Attributable to:				
Equity holders of the parent	**518.4**	**592.5**	**193.7**	**161.3**
Minority interest	6.0	7.5	1.9	4.4
Share planned for hybrid capital owners	0.0	11.9	0.0	11.9
Basic earnings per share (euros)	**3.23**	**3.70**	**–**	**–**
Diluted earnings per share (euros)	**3.01**	**3.58**	**–**	**–**

* Retrospectively adjusted.

In millions of euros

Consolidated cash flow statement

	04/01–12/31/2006	04/01–12/31/2007
Operating activities		
Profit for the period	524.4	611.9
Adjustments	271.5	440.9
Changes in working capital	–61.8	–129.9
Cash flows from operating activities	**734.1**	**922.9**
Cash flows from investing activities	**–502.3**	**–3,538.0**
Cash flows from financing activities	**–206.8**	**2,611.1**
Net decrease/increase in cash and cash equivalents	**25.0**	**–4.0**
Cash and cash equivalents, beginning of period	513.2	356.1
Net exchange differences	2.2	7.5
Cash and cash equivalents, end of period	**540.4**	**359.6**

In millions of euros

Changes in equity

	04/01–12/31/2006	04/01–12/31/2007
Equity at April 1*	**2,547.3**	**2,882.3**
Profit for the period	524.4	611.9
Dividends	–127.1	–237.3
Hybrid bond net	0.0	992.1
Convertible bond		
Increase of capital	0.0	102.8
Own shares	0.0	34.7
Own share acquired/disposed	–57.9	–181.5
Purchase of Minority interest	0.0	–69.1
Addition of Minority interest Special Steel Division	0.0	344.2
Currency translation	–4.4	–26.3
Hedge accounting	–3.3	–9.9
Stock Options	4.0	8.8
Other changes	–6.1	–17.0
Equity at December 31	**2,876.9**	**4,435.7**

* April 1, 2007 retrospectively adjusted.

In millions of euros

Notes

The Group's interim consolidated financial statements of December 31, 2007 for the first three quarters of the 2007/08 financial year have been prepared in accordance with the provisions of the International Financial Reporting Standards (IFRS), in particular IAS 34—Interim Financial Reporting. The applicable accounting policies are unchanged with one exception from the annual consolidated financial statements for the 2006/07 financial year. The fair value of put options, which acknowledges minority partners, is listed as a liability for the first time. The Group statements of March 31, 2007 have been adjusted accordingly. Please refer to the Group consolidated financial statements of March 31, 2007 for other queries regarding the principles used, which form the basis for these interim accounts.

The interim consolidated financial statements are produced in millions of euros (functional currency of the parent company).

Unless otherwise stated, comparative information relates to the first three quarters of the 2006/07 financial year (effective date: December 31, 2006). The values from the 3rd quarter of the previous year were retrospectively adjusted for discontinued operations.

The interim consolidated financial statements have not been audited or reviewed by auditors.

Scope of consolidation/ acquisitions

A detailed report on the acquisition of the BÖHLER-UDDEHOLM Group was published in the last two quarterly reports. The first consolidation took place at the start of the 2nd quarter 2007/08 after acquisition of a majority holding. voestalpine AG's stake in BÖHLER-UDDEHOLM AG has increased since then through regular purchases.

After deciding to divest voestalpine Polynorm Inc., USA, this North American company of the Automotive division was listed as a discontinued operation in the last annual consolidated financial statements. With effect from November 1, 2007, the assets of voestalpine Polynorm Inc. were transferred as part of an Asset Deal to the British Caparo Group, which has also taken over the staff and management.

The Profilform division announced takeover of the majority in Meincol Distribudora de Aço Ltda on October 30, 2007. Acquisition of this Brazilian company has increased presence in the South American market. The first consolidation is effected at the start of the 4th quarter of the 2007/08 financial year.

Therefore, the scope of consolidation in the reporting period, essentially through the acquisition of the BÖHLER-UDDEHOLM Group, has developed as follows:

	Full consolidation	Proportionate consolidation	Equity method
As of April 1, 2007	**156**	**3**	**12**
Change to consolidation method			
Inflows	1		
Outflows			
Reincorporated	–5		
Outflows or sales	–1		
Inflows	163	2	2
As of December 31, 2007	**314**	**5**	**14**
Of which foreign companies	260	3	6

Acquisitions have the following effects on the Group consolidated financial statements:

	Recognized value	Fair value adjustments	Carrying amount
Non-current assets	2,242.2	1,180.0	1,062.2
Current assets	2,323.5	167.9	2,155.6
Non-current provisions and liabilities	–1,205.3	–322.0	–883.3
Current provisions and liabilities	–1,036.1	–0.4	–1,035.7
Net identifiable assets and liabilities	**2,324.3**	**1,025.5**	**1,298.8**
Charge to equity; negative minority interest	–242.5		
Goodwill/negative goodwill	1,085.6		
Costs of acquisition	**3,167.4**		
Cash and cash equivalents acquired	–118.5		
Net cash outflow	**3,048.9**		

In millions of euros

The acquired companies are included in the interim consolidated financial statements in accordance with IFRS 3 at the fair values of the acquired assets, liabilities and contingent liabilities determined as of the acquisition date, including depreciation and amortization as appropriate. The results of the purchase price allocations performed remain provisional in line with IFRS 3.

In the course of initial consolidations, a total amount of EUR 1,347.9 million was recognized for previously unrecognized gains (including the benefit from tax depreciation allowances on goodwill) and EUR 1,085.6 million for goodwill. Because of the fair value adjustments in the course of the initial consolidation, the earnings contribution of the Stainless Steel division was substantially impaired.

An increase in a majority stake is treated as a transaction between owners. On purchases of shares in BÖHLER-UDDEHOLM after the statutory extension period (ending September 6, 2007), any difference between cost and the proportionate carrying amount of the minority interest concerned is therefore recognized directly in equity.

Notes on the balance sheet

By issuing 6,039,033 no-par bearer shares to holders of convertible bonds issued in July 2005, the share capital was increased by 3.81% on July 4, 2007 (conditional increase in capital). voestalpine AG's share capital on December 31, 2007 was EUR 298,756,264.42 (March 31, 2007: EUR 287,784,423.33) divided into 164,439,033 no-par shares. Convertible bonds with a nominal value of EUR 38.2 million were also serviced with repurchased shares in the Company. The company held 4,952,095 of its own individual shares on the effective date.

On October 16, 2007, voestalpine AG issued a bond that has an indefinite term and is subordinated, ranking behind all other debts. The issue size of this bond, which can also be suspended if dividends fall, is EUR 1 billion and it has a coupon rate of 7.125%. It offers a first call date after seven years, when voestalpine AG, but not the creditors, will have an opportunity to redeem the bond or to continue it at a higher but variable interest rate. This hybrid bond was identified as part of the equity capital in accordance with IAS 32.

The proceeds from the bond went some way towards refinancing the takeover of BÖHLER-UDDEHOLM. The short-term bank loans taken out for the purpose of financing were thus amortized to a certain extent.

Notes on the income statement

The increase in total assets primarily relates to the first-time inclusion of BÖHLER-UDDEHOLM AG and its subsidiaries.

The July 1, 2007 was identified as the point of acquisition of BÖHLER-UDDEHOLM AG

in the sense of IFRS 3. Therefore, contributions to operating income for the new Special Steel Division are only included in the income of the interim statement at hand for the 2nd and 3rd financial quarters.

Notes on the cash flow statement

The acquisition and first-time consolidation of BÖHLER-UDDEHOLM AG and all its subsidiaries results in a significant change in "cash flows from investing activities".

Significant events since December 31, 2007

The 4th quarter of the current financial year saw the start of the divestment process for the plastics activities of the Polynorm Group. A decision was also taken to remove the French company Amstutz Levin & Cie from the Automotive Division portfolio.

As a result, the affected companies will be listed as discontinued operations in accordance with IFRS 5 in the voestalpine Group's forthcoming annual accounts.

Statement under section 87 (1) of the Austrian Stock Exchange Act

The Management Board of voestalpine AG hereby declares that, to the best of its knowledge, the quarterly financial report presents a true and fair view of the financial position and performance of the entity as possible, in accordance with International Financial Reporting Standards (IFRS) as currently adopted in the EU.

Linz, February 25, 2008

The Management Board

W. Eder F. Hirschmanner J. Mülner

R. Ottel C. J. Raidl W. Spreitzer

Imprint
Owner and media proprietor: voestalpine AG, voestalpine-Strasse 1, 4020 Linz
Senior editor and editorial staff: voestalpine AG, Corporate Communications, Gerhard Kürner
T. +43/50304/15-2090, F. +43/50304/55-8981, presse@voestalpine.com, www.voestalpine.com
Design and implementation: Living Office Kommunikationsberatung GmbH, St. Pölten

Aktionärsbrief

3. Quartal 2007/08



voestalpine

EINEN SCHRITT VORAUS.

www.voestalpine.com

voestalpine-Konzern in Zahlen[1]

Mio. EUR	1 Q–3 Q 2006/07[2] 01.04.– 31.12.2006	1 Q–3 Q 2007/08 01.04.– 31.12.2007	Veränderung in %	1 Q–3 Q 2007/08 01.04.– 31.12.2007 (pro forma ohne PPA)
Umsatzerlöse	5.114,6	7.530,2	47,2	7.530,2
EBITDA	963,3	1.360,1	41,2	1.452,5
EBITDA-Marge (in %)	18,8	18,1		19,3
EBIT	707,3	868,5	22,8	1.108,5
EBIT-Marge (in %)	13,8	11,5		14,7
Ergebnis vor Steuern	684,2	763,6	11,6	1.003,6
Ergebnis der fortgeführten Geschäftsbereiche	515,9	607,7	17,8	779,9
Ergebnis nach Steuern (Jahresüberschuss)[3]	524,4	611,9	16,7	784,1
Ergebnis je Aktie der fortgeführten Geschäftsbereiche (in EUR)	3,23	3,70	14,6	4,81
Investitionen	484,7	3.605,5	643,9	
Abschreibungen	256,0	491,6	92,1	344,0
Eigenkapital	2.876,9	4.435,7	54,2	
Nettofinanzverschuldung	294,9	3.345,5	1.034,6	
Nettofinanzverschuldung in % des Eigenkapitals (Gearing)	10,3	75,4		
Mitarbeiter (ohne Lehrlinge)	23.907	41.284	72,7	
Capital Employed	3.610,5	8.541,4	136,6	

[1] Erläuterungen zur Konsolidierung der Division Edelstahl (BÖHLER-UDDEHOLM-Gruppe): Zeitgleich mit der Vorlage des Neunmonatsergebnisses 2007/08 der voestalpine-Gruppe (1. April bis 31. Dezember 2007) legt die seit Sommer 2007 mehrheitlich im Eigentum der voestalpine AG stehende BÖHLER-UDDEHOLM AG den Bericht über das Geschäftsjahr 2007 vor. Aufgrund der Angleichung des Geschäftsjahres an jenes der voestalpine AG wird der Bericht über das Geschäftsjahr 2007/08 der BÖHLER-UDDEHOLM AG, der am 5. Juni 2008 vorgelegt wird, das Kalenderjahr 2007 und die ersten drei Monate des Jahres 2008 umfassen.

Der Zwischenbericht der BÖHLER-UDDEHOLM AG wurde aufgrund der nach wie vor bestehenden Börsennotierung des Unternehmens auf einer Stand-alone-Basis unter Fortführung der bisherigen Buchwerte erstellt.

Die BÖHLER-UDDEHOLM-Gruppe wird seit 1. Juli 2007 als Division Edelstahl der voestalpine AG (und damit im vorliegenden Konzernabschluss im Umfang von sechs Monaten) konsolidiert. Im Zuge der Erstkonsolidierung wurde entsprechend den Vorschriften von IFRS 3 eine Kaufpreisallokation (Purchase Price Allocation) durchgeführt. Das bedeutet, dass alle Vermögenswerte und Schulden von BÖHLER-UDDEHOLM entsprechend ihrem Verkehrswert in die Konzernbilanz der voestalpine AG aufgenommen wurden. Ein unabhängiger Gutachter stellte dabei insbesondere beim Sachanlage- und Vorratsvermögen beträchtliche Aufwertungserfordernisse fest. Weiters wurden im Rahmen der Erstkonsolidierung immaterielle Vermögensgegenstände wie Marken, Auftragsstand, Kundenbeziehungen und Technologie aktiviert.

Der Umschlag des Vorratsvermögens bzw. die erhöhte Abschreibung auf die genannten Vermögensgegenstände bewirken im vorliegenden Periodenabschluss der voestalpine AG eine im Vergleich zum Stand-alone-Abschluss der BÖHLER-UDDEHOLM AG wesentliche Minderung des für die Division Edelstahl ausgewiesenen Ergebnisbeitrages. In den zukünftigen Geschäftsjahren ergibt sich hingegen aufgrund des sukzessiven Wegfalls der kurzfristigen Effekte im Bereich der Vorräte und des Auftragsstandes eine kontinuierlich abnehmende Ergebnisbeeinflussung. Der freie Cashflow der Division Edelstahl wird durch diesen buchtechnischen Effekt nicht beeinflusst.

Aufgrund dieser Purchase Price Allocation weicht der im vorliegenden Zwischenfinanzbericht des voestalpine-Konzerns ausgewiesene Ergebnisbeitrag der Division Edelstahl daher vom zeitgleich vorgelegten Ergebnis der BÖHLER-UDDEHOLM-Gruppe erheblich ab. Da die Aussagekraft über die tatsächliche Entwicklung durch Anwendung der Purchase Price Allocation verzerrt wird, werden in der obigen Kennzahlentabelle auch die Pro-forma-Daten der voestalpine-Gruppe ohne Berücksichtigung der PPA und ihrer ausschließlich buchtechnischen Effekte dargestellt.

[2] Rückwirkend angepasst.

[3] Vor Minderheitsanteilen und Hybridkapitalzinsen.

Sehr geehrte Damen und Herren!

Die Schockwellen der US-Subprime-Krise und deren mögliche Folgewirkungen auf die Weltwirtschaft bis hin zu Rezessionsängsten haben seit Sommer letzten Jahres zur stärksten Abwärtsentwicklung an den internationalen Börsen seit dem 11. September 2001 geführt. Diesem Negativtrend konnte sich auch die Wiener Börse bzw. der österreichische Leitindex ATX – und mit ihm die voestalpine-Aktie – nicht entziehen. Inwieweit die eher psychologisch als realwirtschaftlich begründet erscheinende Panik sich zu einer selbst erfüllenden Prophezeiung entwickelt und die langfristigen Konjunkturaussichten tatsächlich beeinträchtigt, ist nach wie vor nur schwer abschätzbar. Tatsache ist, dass sich aus heutiger Sicht kein Konjunktureinbruch oder gar eine rezessive Entwicklung abzeichnet. Die Nachfrage stellt sich in allen wesentlichen Kundenbranchen nicht nur in Europa, sondern auch in den meisten anderen Wirtschaftsregionen der Welt – abgesehen von saisonalen Schwankungen – stabil auf hohem Niveau dar. Dies bedeutet, dass sich Aktienmärkte und Realwirtschaft in den letzten Monaten immer stärker auseinander entwickelt haben. Die Folge daraus ist ein erhebliches – nur durch die schon angesprochenen psychologischen Effekte erklärbares – Auseinanderdriften von Fundamentalbewertung und Marktkapitalisierung bei vielen börsennotierten Unternehmen. Wenngleich diese Entwicklung auf den ersten Blick oft frustrierend sein mag – das Positive daran ist, dass mit jedem Tag die Chance auf einen nachhaltigen Kursaufschwung steigt.

Die größte Herausforderung in Bezug auf die langfristigen Auswirkungen für den Standort Europa stellt derzeit aber nicht die Börsensituation, sondern die Diskussion um das künftige Klimaregime der Europäischen Union dar. Der voestalpine-Konzern spricht sich im Sinne eines bestmöglichen Schutzes des weltweiten Klimas für eine gesamteuropäische sektorale, das heißt branchenorientierte Vorgehensweise aus. Dabei sind bereits erbrachte unternehmensspezifische Vorleistungen in jedem Fall zu berücksichtigen, da das jeweilige CO_2-Einsparungspotenzial sehr stark vom Ausmaß dieser Vorleistungen abhängt. Die Unternehmen mit den geringsten branchenspezifischen Emissionen sollten von sämtlichen Klimaabgaben befreit werden, wogegen jene Produzenten, welche die Umwelt stärker belasten, entsprechend zu pönalisieren wären. Auf diese Weise könnte ein sich kontinuierlich selbst optimierendes, gleichzeitig aber faires, das heißt wettbewerbsneutrales Benchmarksystem entwickelt werden. Ergänzt werden müsste dieses System durch WTO-taugliche Importregeln für Produkte, die aus Regionen mit einem weniger rigiden Klimaregime kommen. Im Sinne der „Bali-Beschlüsse" vom Dezember 2007 sollte dieses europäische Modell bis 2020 zu einem globalen Modell weiterentwickelt werden.

In strategischer Hinsicht liegt ein Schwerpunkt der Aktivitäten des voestalpine-Konzerns derzeit in der Evaluierung der Errichtung eines weiteren Stahlstandortes am Schwarzen Meer. In diesem Zusammenhang werden über zehn Standorte in vier Ländern einer näheren Prüfung unterzogen. Zielsetzung ist es, bis zum Sommer 2008 ein Gesamtbild insbesondere bezüglich Investitionskosten und Wirtschaftlichkeit eines solchen Projekts zu erarbeiten.

Linz, am 25. Februar 2008

Der Vorstand

W. Eder — F. Hirschmanner — J. Mülner

R. Ottel — C. J. Raidl — W. Spreitzer

Geschäftsverlauf im Überblick

In den ersten drei Quartalen des Geschäftsjahres 2007/08 haben sich die wichtigsten Kennzahlen der voestalpine-Gruppe im Vergleich zu den ersten neun Monaten des Vorjahres wie folgt entwickelt:

- Die **Umsatzerlöse** stiegen um 47,2 % von 5.114,6 Mio. EUR auf 7.530,2 Mio. EUR.
- Das **EBITDA** (Ergebnis der betrieblichen Tätigkeit vor Abschreibungen) verbesserte sich um 41,2 % von 963,3 Mio. EUR auf 1.360,1 Mio. EUR. Ohne Berücksichtigung der Purchase Price Allocation (PPA)[1] ergibt sich ein Anstieg um 50,8 % auf 1.452,5 Mio. EUR. Die **EBITDA-Marge** ging gegenüber dem Vorjahr PPA-bedingt von 18,8 % auf 18,1 % leicht zurück, vor PPA ergibt sich hingegen ein Anstieg auf 19,3 %.
- Das **EBIT** (Ergebnis der betrieblichen Tätigkeit) erhöhte sich in den ersten drei Quartalen um 22,8 % von 707,3 Mio. EUR auf 868,5 Mio. EUR. Der Rückgang der **EBIT-Marge** gegenüber dem Vorjahr von 13,8 % auf 11,5 % resultiert ebenfalls vorrangig aus der Anwendung der BÖHLER-UDDEHOLM-Kaufpreisallokation[1]. Ohne deren Berücksichtigung ergibt sich für die ersten drei Quartale hingegen ein Anstieg des operativen Ergebnisses um 56,7 % auf 1.108,5 Mio. EUR und damit eine auf 14,7 % verbesserte EBIT-Marge.
- Das **Ergebnis vor Steuern** (EBT) lag mit 763,6 Mio. EUR um 11,6 % über jenem des Vorjahres (684,2 Mio. EUR). Vor PPA[1] beträgt das EBT 1.003,6 Mio. EUR, das entspricht einer Steigerung um 46,7 %.
- Das **Ergebnis nach Steuern** (Jahresüberschuss)[2] erhöhte sich in den ersten drei Quartalen des Geschäftsjahres 2007/08 um 16,7 % von 524,4 Mio. EUR auf 611,9 Mio. EUR. Der entsprechende Wert vor PPA[1] beträgt 784,1 Mio. EUR (Steigerung um 49,5 %).
- Das **Ergebnis je Aktie** für die ersten neun Monate des laufenden Geschäftsjahres beläuft sich auf 3,70 EUR (bzw. 4,81 EUR vor PPA[1]) und verbesserte sich damit gegenüber dem Vergleichszeitraum des Vorjahres um 14,6 % (bzw. 48,9 % vor PPA).
- Das **Eigenkapital** des voestalpine-Konzerns erhöhte sich in der Berichtsperiode um 54,2 % von 2.876,9 Mio. EUR auf 4.435,7 Mio. EUR. Dieser Anstieg ist größtenteils durch die im Oktober 2007 zur Refinanzierung der BÖHLER-UDDEHOLM-Übernahme emittierte Hybridanleihe mit einem Volumen von 1 Mrd. EUR bedingt, welche im 3. Quartal des Geschäftsjahres gemäß IAS 32 (Eigenkapitalcharakter von derartigen Anleihen) wirksam wurde. Gleichzeitig erhöhte sich die **Nettofinanzverschuldung** in den ersten neun Monaten des laufenden Geschäftsjahres aufgrund der Zwischenfinanzierung dieser Akquisition von 294,9 Mio. EUR auf 3.345,5 Mio. EUR. Zum Ende des 3. Quartals 2007/08 ergab sich demnach eine **Gearing Ratio** (Nettofinanzverschuldung in Prozent des Eigenkapitals) von 75,4 % (Vorjahr: 10,3 %).
- Zum 31. Dezember 2007 beschäftigte der voestalpine-Konzern 41.284 **Mitarbeiter** (ohne Lehrlinge). Dies entspricht gegenüber dem Ende des vergangenen Jahres (23.907) einem – überwiegend durch die Akquisition der BÖHLER-UDDEHOLM-Gruppe bedingten – Anstieg um 72,7 % oder 17.377 Beschäftigte.
- In den ersten neun Monaten des Geschäftsjahres 2007/08 erhöhte sich die **Rohstahlproduktion** des voestalpine-Konzerns – bedingt durch die BÖHLER-UDDEHOLM-Akquisition – auf 5,39 Mio. Tonnen (Vorjahr: 4,97 Mio. Tonnen). Von der Gesamtmenge entfielen 3,84 Mio. Tonnen auf den Standort Linz, 1,12 Mio. Tonnen auf den Standort Donawitz und erstmalig 0,43 Mio. Tonnen auf die Division Edelstahl.

Siehe dazu die Erläuterung auf der Umschlaginnenseite

Vor Minderheitsanteilen und Hybridkapitalzinsen

Zwischenlagebericht

Wirtschaftliches Umfeld

Die konjunkturelle Entwicklung in den für die voestalpine-Gruppe wesentlichen Märkten und Kundenbranchen stellte sich im bisherigen Verlauf des Geschäftsjahres 2007/08 auf hohem Niveau weitgehend stabil dar. Die anhaltend gute Nachfrage war vor allem getrieben von einer nach wie vor hohen Wirtschaftsdynamik in Europa (insbesondere in den zentral- und osteuropäischen Ländern). Die positive Entwicklung gilt für alle wichtigen Kundensegmente des Konzerns, insbesondere die Automobilindustrie, den Nutzfahrzeugbau, den Eisenbahnbau, die Energieindustrie sowie den Stahl- und Maschinenbau. Auch die wichtigsten außereuropäischen Wirtschaftsregionen weisen mit Ausnahme der USA und Japans ein anhaltend überdurchschnittliches Wachstum aus.

Ebenso unverändert stellten sich allerdings auch die seit Längerem bestehenden Risken dar, allen voran die kontinuierliche Verteuerung der Rohstoffe und die anhaltend ungünstige Wechselkursrelation des Euro gegenüber dem US-Dollar, aber auch anderen Währungen. Zusätzliche Risikoelemente der jüngeren Vergangenheit sind eine zunehmende Verunsicherung aufgrund der möglichen konjunkturellen Auswirkungen der seit Sommer 2007 herrschenden US-Subprime-Krise und erstmals seit längerer Zeit wieder steigende Inflationsängste.

Geschäftsverlauf des voestalpine-Konzerns

In den ersten drei Quartalen des Geschäftsjahres 2007/08 setzte der voestalpine-Konzern seinen Wachstumskurs mit einer gegenüber dem Vergleichszeitraum des Vorjahres abermals deutlichen Umsatz- und Ergebnissteigerung fort. Wie bereits einleitend dargestellt*, ist die Division Edelstahl (BÖHLER-UDDEHOLM-Gruppe) ab dem 2. Quartal des Geschäftsjahres mit ihrem Umsatzbeitrag zur Gänze, ergebnismäßig allerdings bedingt durch die Purchase Price Allocation (PPA) nur in sehr eingeschränktem Umfang berücksichtigt. Umso mehr ist hervorzuheben, dass sich selbst unter Berücksichtigung der buchtechnischen Effekte der PPA eine deutliche Ergebnisverbesserung ergab, die von Gewinnsteigerungen in allen vier bisherigen Divisionen des voestalpine-Konzerns getragen wurde.

Nach einem sehr erfreulichen 1. Halbjahr war das 3. Quartal allerdings von einer vorübergehenden Abschwächung geprägt. Vom 2. zum 3. Quartal verzeichneten (mit Ausnahme der Division Edelstahl und – akquisitionsbedingt – der Division Automotive) alle Divisionen einen leichten Umsatzrückgang, wobei insbesondere die Divisionen Stahl und Bahnsysteme auch ein niedrigeres Ergebnis auswiesen. Diese Entwicklung spiegelt sich auch in der Gegenüberstellung der Einzelquartale auf Konzernebene wider.

Die Gründe dafür lagen – neben temporären Preisrückgängen bei kurzfristigen Lieferverträgen – jeweils überwiegend in der im Winter traditionell geringeren Bautätigkeit und in planmäßigen Anlagenstillständen zur Modernisierung und Erweiterung von Kernaggregaten in den Divisionen Stahl und Bahnsysteme. Die dadurch entgangenen Mengen beziehungsweise ihr ersatzweiser Zukauf bei externen Liefe-

* Siehe dazu die Erläuterungen auf der Umschlaginnenseite.

ranten haben sich vor allem im 3. Quartal belastend auf das Ergebnis der beiden Divisionen ausgewirkt. Im 4. Quartal zeichnet sich vor allem in der Division Stahl bereits wieder eine Trendumkehr ab.

In den ersten drei Quartalen des Geschäftsjahres 2007/08 stieg der Umsatz des voestalpine-Konzerns um 47 % von 5,1 Mrd. EUR auf über 7,5 Mrd. EUR. Abgesehen vom mehrheitlichen Erwerb der BÖHLER-UDDEHOLM-Gruppe fiel der Zuwachs mit 34 % in der Division Automotive akquisitionsbedingt am stärksten aus, während die Division Profilform (+20 %) ihren Umsatz ebenso vorwiegend durch organisches Wachstum erhöhen konnte wie die Divisionen Stahl (+8 %) und Bahnsysteme (+7 %).

Das Ergebnis der betrieblichen Tätigkeit vor Abschreibungen (EBITDA) erreichte 1.360 Mio. EUR. Dies entspricht einer Verbesserung gegenüber dem Vorjahr (963 Mio. EUR) um 41 %, die aus deutlichen Steigerungen in allen fünf Divisionen resultiert. Ohne Berücksichtigung der PPA* aus dem BÖHLER-UDDEHOLM-Erwerb würde sich eine Steigerung um 51 % auf 1.453 Mio. EUR ergeben.

Das operative Ergebnis (EBIT) verbesserte sich gegenüber dem Vorjahr um 23 % von 707 Mio. EUR auf 869 Mio. EUR. Aufgrund der Anwendung der PPA* ist darin das EBIT der Division Edelstahl (247 Mio. EUR auf Stand-alone-Basis) lediglich mit 7 Mio. EUR enthalten. Ohne PPA würde die voestalpine-Gruppe in den ersten drei Quartalen des Geschäftsjahres 2007/08 demnach ein Ergebnis von 1.109 Mio. EUR und damit eine noch deutlichere Erhöhung gegenüber dem Vorjahr ausweisen (+57 %).

Die von einer signifikanten Verbesserung in den vier „Stammdivisionen" getragene Steigerung des Konzernergebnisses gegenüber dem vergangenen Jahr spiegelt vor allem das gestiegene Preisniveau wider. Lediglich die EBIT-Steigerung in der Division Automotive (+35 %) entfiel hauptsächlich auf die Ergebnisbeiträge von gegenüber dem Vorjahr erstmals konsolidierten Akquisitionen.

Die Division Stahl erhöhte ihr Ergebnis um 34 % und weist nach den ersten drei Quartalen des Geschäftsjahres mit einer von 14 % auf annähernd 18 % verbesserten EBIT-Marge die höchste Profitabilität aller Konzernbereiche auf. Mit einem Anstieg um knapp 18 % beziehungsweise mehr als 3 % lagen auch die Divisionen Profilform und Bahnsysteme ergebnismäßig über ihren Vorjahreswerten.

Der überwiegende Teil des akquisitionsbedingten Umsatzzuwachses entfiel mit 1.816 Mio. EUR auf die erstmalige Konsolidierung der BÖHLER-UDDEHOLM-Gruppe (Division Edelstahl). Im Umsatz und Ergebnis des voestalpine-Konzerns in den ersten drei Quartalen sind gegenüber dem Vorjahr darüber hinaus zur Gänze die Werte der akquirierten Gesellschaften Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG, Dancke-Gruppe und Amstutz Levin & Cie. (alle Division Automotive) sowie die in der Division Bahn-

* Siehe dazu die Erläuterungen auf der Umschlaginnenseite.

systeme im Vorjahr erworbenen Weichenbauunternehmen TENS Spolka z.o.o. und Açotrilho Ltda enthalten.

Aufgrund des stark verbesserten operativen Ergebnisses lagen auch das Ergebnis vor Steuern (EBT) mit einem Anstieg um knapp 12 % von 684 Mio. EUR auf fast 764 Mio. EUR und das Ergebnis nach Steuern (Jahresüberschuss) mit einer Steigerung um 17 % von 524 Mio. EUR auf 612 Mio. EUR deutlich über den Vorjahreswerten.

Ohne Berücksichtung der PPA* würde sich ein EBT von 1.004 Mio. EUR (Anstieg gegenüber 2006/07 um 47 %) bzw. ein Jahresüberschuss von 784 Mio. EUR (Erhöhung um annähernd 50 %) ergeben.

Das Ergebnis je Aktie (EPS) für die ersten drei Quartale des Geschäftsjahres 2007/08 beläuft sich auf 3,70 EUR (ohne PPA*: 4,81 EUR) je Aktie und liegt damit um 15 % (bzw. ohne PPA um 49 %) über jenem der ersten neun Monate des Vorjahres (3,23 EUR).

Wie sich bereits nach dem 1. Halbjahr abgezeichnet hatte, wird der voestalpine-Konzern im Geschäftsjahr 2007/08 damit erneut ein operatives Rekordergebnis vorlegen und mit der Integration und Konsolidierung der BÖHLER-UDDEHOLM-Gruppe auch eine neue Umsatzdimension erreichen.

In der nachfolgenden Tabelle sind die wichtigsten Kennzahlen des voestalpine-Konzerns (sowie in den entsprechenden Abschnitten der Segmentberichterstattung auch der jeweiligen Divisionen) für die drei Einzelquartale und kumuliert für den gesamten Neunmonatszeitraum des Geschäftsjahres 2007/08 im Überblick dargestellt.

voestalpine-Konzern

Mio. EUR	1 Q 2007/08 01.04.–30.06.2007	2 Q 2007/08[1] 01.07.–30.09.2007	3 Q 2007/08[1] 01.10.–31.12.2007	1 Q–3 Q 2006/07[2] 01.04.–31.12.2006	1 Q–3 Q 2007/08[1] 01.04.–31.12.2007	Veränderung in %
Umsatzerlöse	1.960,9	2.788,2	2.781,1	5.114,6	7.530,2	47,2
EBITDA	407,5	497,2	455,4	963,3	1.360.1	41,2
EBITDA-Marge (in %)	20,8	17,8	16,4	18,8	18.1	
EBIT	313,2	299,2	256,1	707,3	868.5	22,8
EBIT-Marge (in %)	16,0	10,7	9,2	13,8	11,5	
Mitarbeiter (ohne Lehrlinge)	25.752	41.018	41.284	23.907	41.284	72,7

[1] Einschließlich Division Edelstahl (Werte nach PPA; siehe dazu die Erläuterungen auf der Umschlaginnenseite).
[2] Rückwirkend angepasst.

* Siehe dazu die Erläuterungen auf der Umschlaginnenseite.

Im Einzelnen stellten sich die ersten drei Quartale 2007/08 in den fünf Divisionen des Konzerns wie folgt dar:

Division Stahl

Mio. EUR	1 Q 2007/08 01.04.– 30.06.2007	2 Q 2007/08 01.07.– 30.09.2007	3 Q 2007/08 01.10.– 31.12.2007	1 Q–3 Q 2006/07[1] 01.04.– 31.12.2006	1 Q–3 Q 2007/08 01.04.– 31.12.2007	Veränderung in %
Umsatzerlöse	964,7	949,7	949,0	2.662,2	2.863,3	7,6
EBITDA	235,8	234,5	192,2	514,3	662,4	28,8
EBITDA-Marge (in %)	24,4	24,7	20,3	19,3	23,1	
EBIT	186,8	182,5	139,5	379,0	508,8	34,2
EBIT-Marge (in %)	19,4	19,2	14,7	14,2	17,8	
Mitarbeiter (ohne Lehrlinge)	9.621	9.650	9.712	9.559	9.712	1,6

[1] Rückwirkend angepasst.

Der Geschäftsverlauf der **Division Stahl** war in den ersten drei Quartalen durch ein sehr gutes Marktumfeld in allen wesentlichen Produktbereichen geprägt. Neben einer weiteren Ergebnisverbesserung im größten Segment Qualitäts-Flachstahl konnte im Speziellen der Produktbereich Grobblech von der anhaltend hohen Nachfrage im Energiesektor profitieren.

Unterstützt durch die erfreuliche Marktentwicklung wurden die Vorjahreswerte mit einer 8%igen Umsatzsteigerung und einer Ergebnisverbesserung um mehr als ein Drittel erneut deutlich übertroffen.

Der überdurchschnittliche Anstieg des EBIT resultiert aus einem um rund 10 % höheren Erlösniveau, einem weiter verbesserten Produktmix und der forcierten Umsetzung von Kostenoptimierungsmaßnahmen.

Der Rückgang des Ergebnisses im 3. gegenüber dem 2. Quartal des Geschäftsjahres ergab sich im Wesentlichen aus höheren Rohstoffkosten, aus Mengeneinbußen aufgrund jeweils vierwöchiger, investitionsbedingter Stillstände der Warmbreitbandstraße und des Grobblechwalzwerkes sowie aus deutlich gestiegenen Personalkosten im Zuge der mit 1. November 2007 wirksam gewordenen Kollektivvertragserhöhung im Inland.

Trotz der Produktionsunterbrechungen im 3. Quartal konnten die Liefermengen gegenüber den ersten neun Monaten des Vorjahres um rund 1 % erhöht werden.

Division Edelstahl[1]

Mio. EUR	1 Q–3 Q 2007/08[2] pro forma (vor PPA) 01.07.–31.12.2007	1 Q–3 Q 2007/08[2] (nach PPA) 01.07.–31.12.2007
Umsatzerlöse	1.815,9	1.815,9
EBITDA	301,9	209,5
EBITDA-Marge (in %)	16,6	11,5
EBIT	246,9	6,9
EBIT-Marge (in %)	13,6	0,4
Mitarbeiter (ohne Lehrlinge)	15.217	15.217

[1] Siehe dazu die Erläuterungen auf der Umschlaginnenseite.
[2] Konsolidierungsbeginn 1. Juli 2007, der Berichtszeitraum umfasst daher das 2. und 3. Quartal des voestalpine-Geschäftsjahres.

Die seit Juli 2007 im konsolidierten Abschluss des voestalpine-Konzerns* berücksichtigte **Division Edelstahl** (BÖHLER-UDDEHOLM-Gruppe) konnte ihren Wachstumskurs mit deutlichen Steigerungen von Umsatz und Ergebnis sowie der Profitabilität ungebrochen fortsetzen. Der gute Konjunkturverlauf und die daraus resultierende robuste Nachfrage stimulierten das Wachstum in allen vier Unternehmensbereichen.

Durch eine – moderate – Erhöhung der Basispreise und die generelle Marktdynamik konnte die ungünstige Währungsparität des US-Dollar gegenüber dem Euro, dem brasilianischen Real und der schwedischen Krone ebenso überkompensiert werden wie der Preisrückgang bei einzelnen Legierungen, insbesondere bei Nickel.

Auftragseingang und -stand erreichten bei gleichzeitiger Vollauslastung aller Produktionsanlagen und deutlich erhöhten Liefermengen im Periodenvergleich neue Höchstwerte. Die Profitabilität wurde darüber hinaus auch durch konsequente Umsetzung von Maßnahmen zur Kostensenkung und Produktivitätssteigerung in allen vier Geschäftsbereichen der Division (High Performance Metals, Welding Consumables, Precision Strip und Special Forgings) weiter verbessert.

Purchase Price Allocation* per 31. Dezember 2007

Mio. EUR


247
18
42
46
42
92
7
EBIT Div. Edelstahl vor PPA
Sach-anlage-vermögen
Technologie
Kunden-beziehungen
Auftrags-stand
Vorräte
EBIT Div. Edelstahl nach PPA

* Siehe dazu die Erläuterungen auf der Umschlaginnenseite.

* Siehe dazu die Erläuterungen auf der Umschlaginnenseite.

Der Umschlag des Vorratsvermögens bzw. die erhöhte Abschreibung auf die im Zuge der PPA* aktivierten Vermögensgegenstände bewirken im vorliegenden Periodenabschluss der voestalpine AG eine Minderung des Ergebnisbeitrages der Division Edelstahl um 240 Mio. EUR (auf Basis EBIT).

In der folgenden Grafik ist die voraussichtliche Ergebnisauswirkung auf die zukünftigen Geschäftsjahre dargestellt. Aufgrund des Wegfalls der kurzfristigen Effekte im Bereich der Vorräte und des Auftragsstandes ist eine wesentlich geringere, über die Jahre degressive Ergebnisbeeinflussung zu erwarten.

Voraussichtliche EBIT- und EBITDA-Auswirkungen der PPA* auf die zukünftigen Geschäftsjahre



Mio. EUR
350
132
225
33
116
67
45
24
2
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
EBIT
EBITDA

Division Bahnsysteme

Mio. EUR	1 Q 2007/08 01.04.– 30.06.2007	2 Q 2007/08 01.07.– 30.09.2007	3 Q 2007/08 01.10.– 31.12.2007	1 Q–3 Q 2006/07 01.04.– 31.12.2006	1 Q–3 Q 2007/08 01.04.– 31.12.2007	Veränderung in %
Umsatzerlöse	585,5	543,6	513,9	1.538,8	1.643,0	6,8
EBITDA	115,1	105,4	93,5	305,4	314,0	2,8
EBITDA-Marge (in %)	19,7	19,4	18,2	19,8	19,1	
EBIT	93,7	83,5	71,6	240,8	248,7	3,3
EBIT-Marge (in %)	16,0	15,4	13,9	15,6	15,1	
Mitarbeiter (ohne Lehrlinge)	7.656	7.751	7.775	7.332	7.775	6,0

* Siehe dazu die Erläuterungen auf der Umschlaginnenseite.

Die **Division Bahnsysteme** konnte Umsatz und Ergebnis gegenüber den Rekordwerten des Vorjahres nochmals leicht verbessern. Dies ist auf einen sehr erfreulichen Geschäftsverlauf bei Schienen und Weichen sowie eine weitere Verbesserung im Segment Walzdraht zurückzuführen. Damit konnten sowohl die rückläufige Entwicklung des Geschäftsbereiches Nahtlosrohre als auch die höheren Vormaterialkosten infolge der (geplanten) Großreparatur eines der beiden Hochöfen der Division im vergangenen Sommer kompensiert werden.

Umsatz und Ergebnis der Geschäftsbereiche Schienentechnik und Weichentechnik erreichten in den ersten neun Monaten neue Alltime-Highs. Neuerliche Steigerungen der Rohstoff- und Vormaterialkosten konnten dank der weiterhin auf hohem Niveau befindlichen Nachfrage an den Markt weitergegeben werden.

Weiterhin angespannt stellte sich das Marktumfeld in den vergangenen neun Monaten hingegen für den – allerdings von historischen Höchstwerten ausgehenden – Bereich Nahtlosrohre dar.

Die durch neu in den Markt eintretende, vorwiegend asiatische Anbieter zusätzlich aufgebauten Kapazitäten bei Standardprodukten übersteigen den nach wie vor sehr hohen Bedarf aus der Energieindustrie bei Weitem und führen in diesem Produktbereich zusammen mit dem Abbau von Lägern in Nordamerika ausgehend von einem historischen Höchstpreisniveau zu einem deutlichen Preisverfall.

Durch die konsequente Fokussierung auf Spezialprodukte konnten Umsatz und Ergebnis insgesamt dennoch auf einem nach wie vor exzellenten Niveau gehalten werden.

Division Profilform

Mio. EUR	1 Q 2007/08 01.04.– 30.06.2007	2 Q 2007/08 01.07.– 30.09.2007	3 Q 2007/08 01.10.– 31.12.2007	1 Q–3 Q 2006/07 01.04.– 31.12.2006	1 Q–3 Q 2007/08 01.04.– 31.12.2007	Veränderung in %
Umsatzerlöse	280,6	273,6	268,2	685,1	822,4	20,0
EBITDA	44,6	46,1	46,6	119,6	137,3	14,8
EBITDA-Marge (in %)	15,9	16,9	17,4	17,5	16,7	
EBIT	38,1	39,3	40,0	99,8	117,5	17,7
EBIT-Marge (in %)	13,6	14,4	14,9	14,6	14,3	
Mitarbeiter (ohne Lehrlinge)	3.343	3.383	3.356	3.255	3.356	3,1

Mit einer 20%igen Umsatzsteigerung und einer um 18 % ähnlich signifikanten Ergebnisverbesserung übertraf die **Division Profilform** in den abgelaufenen drei Quartalen ihre Vorjahreswerte ebenfalls deutlich. Durch die starke Marktposition sowie die kundennahe internationale Ausrichtung profitierte sie einerseits vom weiterhin sehr guten Umfeld in den wichtigsten Marktregionen und Kundensegmenten und konnte andererseits Verteuerungen auf der Vormaterialseite durch Preiserhöhungen kompensieren.

Getrieben wurde die Nachfrage im bisherigen Verlauf des Geschäftsjahres vor allem durch die Land- und Baumaschinenhersteller in Europa und Nordamerika sowie die europäische Nutzfahrzeugindustrie. Aufgrund der anhaltend regen Investitionstätigkeit im Infrastrukturbereich und in der Konsumgüterindustrie blieb auch die Nachfrage nach anspruchsvollen Lagertechniksystemen weltweit auf hohem Niveau. Von einer anhaltend hohen Dynamik war weiters der Bedarf an Spezial- und Sonderprofilen in Mittel- und Osteuropa sowie in Russland gekennzeichnet.

Division Automotive

Mio. EUR	**1 Q 2007/08** 01.04.– 30.06.2007	**2 Q 2007/08** 01.07.– 30.09.2007	**3 Q 2007/08** 01.10.– 31.12.2007	**1 Q–3 Q 2006/07*** 01.04.– 31.12.2006	**1 Q–3 Q** 2007/08 01.04.– 31.12.2007	**Veränderung in %**
Umsatzerlöse	259,9	244,2	257,0	567,4	761,1	34,1
EBITDA	28,4	27,7	28,0	60,5	84,0	38,8
EBITDA-Marge (in %)	10,9	11,3	10,9	10,7	11,0	
EBIT	12,3	12,1	13,3	27,9	37,8	35,5
EBIT-Marge (in %)	4,7	5,0	5,2	4,9	5,0	
Mitarbeiter (ohne Lehrlinge)	4.708	4.750	4.783	3.383	4.783	41,4

* Rückwirkend angepasst.

Neben der vorwiegend akquisitionsbedingten Umsatz- und Ergebnissteigerung um jeweils mehr als ein Drittel gegenüber den ersten neun Monaten des Vorjahres verzeichnete die **Division Automotive** im bisherigen Verlauf des Geschäftsjahres 2007/08 ein zufrieden stellendes Wachstum in den Geschäftsbereichen Platinenfertigung sowie Präzisrohre und Sicherheitstechnik.

Trotz weiter gestiegener Vormaterialpreise und eines anhaltend hohen Preisdrucks seitens der Automobilhersteller konnte die Profitabilität mit einer EBIT-Marge von 5,0 % leicht über das Niveau des Vorjahres (4,9 %) angehoben werden. Die gute Automobilkonjunktur in Europa, insbesondere im zentral- und osteuropäischen Raum, sicherte über die ersten neun Monate des laufenden Geschäftsjahres eine entsprechend hohe Nachfrage in allen Geschäftsbereichen.

Zu den im bisherigen Verlauf des Geschäftsjahres bereits getätigten beziehungsweise bis 31. März 2008 noch geplanten Devestitionen wird auf das Kapitel „Devestitionen" dieses Aktionärsbriefes verwiesen.

Geschäftsbeziehungen mit nahe stehenden Unternehmen oder Personen

Der Kreis der nahe stehenden Unternehmen und Personen blieb gegenüber dem letzten Jahresabschluss im Wesentlichen unverändert.

Investitionen

Der Investitions- und Akquisitionsaufwand des voestalpine-Konzerns belief sich in den ersten neun Monaten des Geschäftsjahres 2007/08 auf 3.605,5 Mio. EUR. Diese Steigerung auf mehr als das Siebenfache des Vorjahreswertes (484,7 Mio. EUR) resultiert vorrangig aus der Akquisition der BÖHLER-UDDEHOLM-Gruppe, ist jedoch zu einem erheblichen Teil auch auf die in allen fünf Divisionen weiter forcierten Ausbau- und Modernisierungsprogramme zurückzuführen.

Vom Gesamtinvestitionsvolumen entfielen 402 Mio. EUR (+30 % gegenüber 309 Mio. EUR im Vorjahr) auf die Division Stahl. Investitionsschwerpunkt ist dort die Realisierung des Erweiterungsprogramms „L6 – 1. Stufe", das Folgeprojekt des Großinvestitionsprogramms „Linz 2010". Zentrale Vorhaben dieses Programms mit einem Gesamtinvestitionsvolumen von rund 1 Mrd. EUR (2007/08–2010/11) sind die umfassende Erweiterung und Modernisierung der Warmbreitbandstraße, der Bau einer neuen Stranggießanlage, der Ausbau der Grobblechfertigung und die Errichtung eines zusätzlichen Kraftwerksblocks.

Die Division Edelstahl wies im Zeitraum vom 1. Juli bis 31. Dezember 2007 Investitionen von 132 Mio. EUR aus. Der überwiegende Teil davon entfiel auf die Realisierung von Großvorhaben an den Standorten Sumaré (Brasilien) und Kapfenberg (Österreich). Größtes Projekt am Standort Kapfenberg war die Inbetriebnahme der weltgrößten Spindelpresse. Der Schwerpunkt am brasilianischen Standort lag in der Errichtung und erfolgreichen Inbetriebnahme eines neuen Walzwerks, mit dem neben einer deutlichen Kapazitätssteigerung auch umweltrelevante Verbesserungen (vor allem Entstaubung des Stahlwerks und Hebung der Wasserqualität) verbunden sind.

Mit 171 Mio. EUR wies die Division Bahnsysteme für die ersten drei Quartale einen um 38 % höheren Investitionsaufwand als in den ersten neun Monaten des Vorjahres (124 Mio. EUR) aus. Im Mittelpunkt standen dabei umweltrelevante Projekte wie die weitere Optimierung des Rohstoffeinsatzes im Rahmen der Neuzustellung eines Hochofens in Donawitz im Sommer 2007, die Sicherstellung der vollständigen Energie-Eigenversorgung durch die Errichtung eines neuen Kraftwerksblocks und die Realisierung eines umfassenden neuen Kühlwasserkonzepts.

Aufgrund eines umfangreichen Sonderinvestitionsprogramms erhöhte die Division Profilform ihre Aufwendungen in den ersten drei Quartalen 2007/08 gegenüber dem Vorjahr um 52 % von 33 Mio. EUR auf knapp über 50 Mio. EUR. Die größten Vorhaben betrafen die Errichtung einer neuen Sonderformrohr-Anlage in Krems, die nach erfolgreichem Anlaufen bereits voll ausgelastet ist, und Erweiterungsinvestitionen am britischen Produktionsstandort Birmingham.

Die Division Automotive hat ihre Investitionstätigkeit mehr als vervierfacht (Steigerung von 16 Mio. EUR auf 68 Mio. EUR). Neben diesem gegenüber dem Vorjahr vorwiegend akquisitionsbedingten Zuwachs (Investitionen der neu erworbenen Unternehmen) wurden an einer Reihe von Standorten umfangreiche Modernisierungs- und Erweiterungsinvestitionen vorgenommen. So sind in den vergangenen Monaten insgesamt sechs neue Pressen bei verschiedenen Divisionsunternehmen in Betrieb gegangen, die eine deutliche Kapazitätssteigerung im Bereich anspruchsvoller Strukturteile und Komponenten ermöglichen.

Akquisitionen

Die Akquisitionstätigkeit des voestalpine-Konzerns war von der – bereits in den vergangenen Aktionärsbriefen ausführlich dargestellten – Übernahme der BÖHLER-UDDEHOLM AG und deren Integration als Division Edelstahl in den voestalpine-Konzern geprägt. Im Zuge der in 15 Arbeitsgruppen gemeinsam festgelegten Integrations- und Synergiemaßnahmen wurde die Zielgröße des Synergiepotenzials im Laufe des Geschäftsjahres sukzessive von zunächst 65 Mio. EUR auf nunmehr angestrebte rund 100 Mio. EUR erhöht. Der Integrationsprozess der Division Edelstahl wird bereits mit Ende des Geschäftsjahres 2007/08 im Wesentlichen abgeschlossen sein.

Aufgrund der umfassenden Beanspruchung des Konzerns durch die Übernahme und Integration von BÖHLER-UDDEHOLM wurde die übrige Akquisitionstätigkeit im bisherigen Verlauf des Geschäftsjahres bewusst auf ein Minimum reduziert. Die einzige größere Akquisition erfolgte Ende Oktober 2007 durch die Division Profilform, die mit dem Erwerb der brasilianischen Meincol Distribuidora de Aço Ltda. – einem auf die Herstellung hochwertiger Erzeugnisse für den Rohr- und Profilbereich spezialisierten Unternehmen – den Markteinstieg in Südamerika vollzogen hat. Meincol setzt mit rund 300 Mitarbeitern umgerechnet etwa 110 Mio. EUR um. Diese Akquisition stellt für die Division Profilform einen weiteren wichtigen Schritt in Richtung der globalen Marktführerschaft bei Spezial- und Sonderprofilen dar.

Devestitionen

Im Zuge einer umfassenden divisionalen Portfoliobereinigung erfolgt im laufenden Geschäftsjahr eine konsequente Straffung und Optimierung der Aktivitäten in der Division Automotive. Dabei werden Geschäftsfelder, deren Beibehaltung aufgrund unzureichend attraktiver Marktentwicklungen strategisch nicht zielführend erscheint oder welche nicht in der Lage sind, sich in Bezug auf Qualität, Innovation und Profitabilität nachhaltig unter den jeweiligen Top-Anbietern zu etablieren, abgegeben.

Beginnend mit dem 4. Quartal des laufenden Geschäftsjahres wurde daher der Devestitionsprozess für die Kunststoff-Aktivitäten der Division eingeleitet und darüber hinaus die Entscheidung getroffen, die französische Gesellschaft Amstutz Levin & Cie aus dem Divisionsportfolio zu nehmen. Die betroffenen Gesellschaften werden

daher bereits im kommenden Jahresabschluss des voestalpine-Konzerns gemäß IFRS 5 als aufgegebene Geschäftsbereiche ausgewiesen. Trotz der Devestitionen ist im laufenden Geschäftsjahr in der Division Automotive ein vor allem akquisitionsbedingter Umsatzanstieg von rund 100 Mio. EUR zu erwarten, der auch mit einer weiteren, spürbaren Margenverbesserung verbunden sein sollte.

Ergänzend ist darauf hinzuweisen, dass im Zuge dieser Portfoliobereinigung bereits im Oktober 2007 der Verkauf des nordamerikanischen Pressteileherstellers voestalpine Polynorm Inc. an eine britische Unternehmensgruppe erfolgte.

Mitarbeiter

Zum 31. Dezember 2007 beschäftigte der voestalpine-Konzern 41.284 Mitarbeiter (ohne Lehrlinge). Dies entspricht einem – hauptsächlich durch die erstmalige Konsolidierung der Division Edelstahl bedingten – Anstieg gegenüber dem Vorjahr (23.907) um 73 % oder 17.377 Beschäftigte.

Mit 21.979 Mitarbeitern ist der überwiegende Teil (53 %) der Belegschaft an den rund 300 internationalen Standorten des Konzerns tätig, 19.305 Personen (47 %) sind in den österreichischen Konzernunternehmen beschäftigt.

Mit 31. Dezember 2007 bildete die voestalpine-Gruppe darüber hinaus weltweit 1.644 junge Menschen im Zuge von Lehrverhältnissen aus, davon rund ein Drittel außerhalb Österreichs.

Umwelt

Im Jänner 2008 wurden die Klimaschutz-Pläne der EU-Kommission für die Zeit nach Ablauf des mit 2012 befristeten Kyoto-Protokolls veröffentlicht. Sie lassen vor allem in Bezug auf die künftige Vorgehensweise gegenüber energieintensiven Industriebereichen sehr viel Interpretationsspielraum, sodass sowohl auf nationaler als auch auf europäischer Ebene in nächster Zeit intensive Gespräche mit den politischen Entscheidungsträgern notwendig sind. Dabei werden die konkreten Inhalte des Klimapakets bis zur endgültigen Beschlussfassung durch das europäische Parlament so zu präzisieren sein, dass Wettbewerbsverzerrungen und Ungleichbehandlungen vermieden beziehungsweise von den Rahmenbedingungen her zumindest auf europäischer Ebene eine langfristige Planungssicherheit gegeben ist. Ziel muss die Schaffung eines einheitlichen branchenweiten Benchmarksystems in Europa sein, in dessen Rahmen sich die Zuteilung der CO_2-Freizertifikate am jeweils umweltfreundlichsten Unternehmen orientiert und Vorleistungen im Klimaschutz anerkannt werden.

Ein weiteres wichtiges, aktuelles Umweltthema stellt die EU-Verordnung zur Registrierung, Evaluierung, Autorisierung und Beschränkung von Chemikalien (REACH) dar, die mit 1. Juni 2007 in Kraft getreten ist und derzeit konzernweit koordiniert und umgesetzt wird. Die Verordnung verpflichtet Hersteller und Importeure zu deklarieren, dass verwendete Stoffe, Zubereitungen und Erzeugnisse keine erhebliche Belastung für Umwelt und Gesundheit dar-

stellen. Mit der Umsetzung dieser Verordnung, in die auch Lieferanten und Kunden einbezogen werden, ist ein sehr hoher organisatorischer, bürokratischer und auch finanzieller Aufwand für Datensammlung und -verwaltung, Studienerstellung und Registrierungsgebühren verbunden. Durch intensive Zusammenarbeit mit stoffspezifischen europäischen Industriekonsortien und gleichzeitiger Etablierung eines eigenen REACH-Netzwerks innerhalb der Unternehmensgruppe versucht der voestalpine-Konzern, diesen Mehraufwand so gering wie möglich zu halten.

In diesem Zusammenhang sei darauf hingewiesen, dass die voestalpine bereits in der Vergangenheit umfassende Maßnahmen gesetzt hat, um den Einsatz problematischer Chemikalien im Produktions- und Verarbeitungsprozess zu verringern oder sogar gänzlich darauf zu verzichten. So setzt die voestalpine Stahl GmbH als weltweit erstes Unternehmen der Branche seit 2006 ausschließlich auf chromatfreie Beschichtungstechnologien.

In den ersten neun Monaten des laufenden Geschäftsjahres wurden an einer Reihe österreichischer und internationaler Konzernstandorte maßgebliche Umweltinvestitionen getätigt (siehe dazu auch das Kapitel „Investitionen"). Diese zielen zum einen auf zusätzliche Verbesserungen in der Energie- und Rohstoffeffizienz und zum anderen auf eine weitere Reduktion der Emissionen in Luft und Wasser ab.

Forschung und Entwicklung

Der Fokus der konzernalen Forschungs- und Entwicklungstätigkeit liegt durchwegs zum einen in der Prozesstechnik (neue Produktions- und Verarbeitungsverfahren mit dem Ziel weiterer Qualitätsverbesserung und Ressourcenschonung) und zum anderen in der Werkstoff- und Produktentwicklung. Neben divisionsübergreifenden Querschnittsprojekten zur Optimierung von Stahlerzeugungs- und -verarbeitungsschritten sind die F&E-Aktivitäten der einzelnen Konzernbereiche vorrangig auf konkrete kundenspezifische Produktinnovationen ausgerichtet.

So liegt der Schwerpunkt der Division Stahl vor allem in der Entwicklung höchstfester Stähle und neuer Oberflächenbeschichtungen, die jeweils insbesondere in Produkten für die Automobil- und Hausgeräteindustrie sowie den Energiebereich Anwendung finden. Darüber hinaus bilden die weitere Verringerung des Energie- und Rohstoffeinsatzes sowie die Reduktion der prozessbedingten Schadstoffemissionen zentrale Entwicklungsschwerpunkte.

Die F&E-Aktivitäten der Division Edelstahl sind derzeit auf die Entwicklung neuer pulvermetallurgischer Werkzeugstähle, von Fülldrähten etwa für Anwendungen im Kraftwerks- und Chemieanlagenbau sowie von anspruchsvollen Schmiedeteilen aus intermetallischen Legierungen für die Luft- und Raumfahrtindustrie fokussiert. Daneben wird die Weiterentwicklung in den Bereichen

metallurgische Verfahrenstechnik und Umformtechnik konsequent vorangetrieben.

Die Division Bahnsysteme arbeitet in der Schienen- und Weichentechnologie am weiteren Ausbau ihrer weltweiten Technologieführerschaft. Basis dafür sind die Entwicklung höchstfester Stahlqualitäten und neuer Walzverfahren für Spezialschienen sowie die weitere Optimierung der Weichentechnologie im Hinblick auf deren Lebenszykluskosten. Innovationen bei höchstfesten Werkstoffen und neue Walztechnologien bilden die zentrale F&E-Schwerpunkte in den Geschäftsbereichen Nahtlosrohr und Walzdraht.

Die langfristige Absicherung der technologisch führenden Position steht auch im Zentrum der Forschungs- und Entwicklungsaktivitäten der Division Profilform mit den Schwerpunkten Rollformen von höchstfesten Stählen (etwa für die Automobilkarosserie), neue Leitschienensysteme und vollautomatische Inspektionssysteme zur verbesserten Qualitätssicherung.

Die F&E-Tätigkeit der Division Automotive ist derzeit schwerpunktmäßig auf Bauteile aus presshärtenden Stählen („phs-ultraform®"-Qualitäten) und die Entwicklung von Sicherheitsteilen aus Spezialrohren, etwa für Airbags, ausgerichtet. In diesen Bereichen wird die Forschung und Entwicklung immer stärker konzernübergreifend unter besonderer Einbeziehung der Divisionen Stahl und Profilform vorangetrieben.

In organisatorischer Hinsicht erfolgte im bisherigen Verlauf des Geschäftsjahres die erfolgreiche Integration der Division Edelstahl in den Forschungsverbund der voestalpine-Gruppe.

Wie bereits im Aktionärsbrief zum 1. Halbjahr 2007/08 ausführlich dargestellt, ist der voestalpine-Konzern umfassend am neuen österreichischen Forschungsförderungsprogramm „COMET" (Gesamtvolumen: 100 Mio. EUR in den nächsten Jahren) beteiligt. Die Schwerpunkte dabei liegen in der Entwicklung neuer Werkstoffe (vor allem für den Automobilbau) und im Bereich der Mechatronik.

Ausblick

Wie bereits dargestellt, haben bisher weder die Subprime-Probleme noch die in deren Gefolge entstandenen Krisen- und Rezessionsängste zu einer merkbaren Abkühlung der Konjunktur in den für den voestalpine-Konzern wichtigen Wirtschaftsregionen geführt. Abgesehen von saisonalen Schwankungen stellen sich Nachfrage- und Preissituation in allen wichtigen Kundensegmenten und Märkten auf anhaltend gutem Niveau weitgehend stabil dar. An dieser Situation wird sich nach allen vorliegenden Indikationen jedenfalls bis zum 3. Kalenderquartal 2008 nichts ändern.

Im Einzelnen konnte die Division Stahl mit Beginn des 4. Quartals des Geschäftsjahres

für die neu verhandelten Ein- und Mehrjahresverträge deutliche Preissteigerungen durchsetzen. Die Preisabschwächung im Kurzfristbereich während der 2. Hälfte des Geschäftsjahres im Gefolge massiver Importe nach Europa bzw. eines überhöhten Lagerbestandes wird ab dem 1. Quartal des Geschäftsjahres 2008/09 durch sehr deutliche Preiserhöhungen mehr als kompensiert. Die Import- und Lagersituation hat sich zwischenzeitlich ebenfalls wieder völlig normalisiert. Insgesamt sollten die für 2008 vereinbarten Preiserhöhungen auch die mit April erwarteten Kostensteigerungen auf der Rohstoffseite in hohem Maße wettmachen.

Für die Division Edelstahl ergibt sich ein ähnliches Bild wie für den Stahlbereich. Nachfrage und Erlöse bleiben jedenfalls bis zum Sommer 2008 auf einem stabil hohen Niveau. Im Übrigen deutet die jüngste Auftragseingangstätigkeit auch dort nicht auf Abschwungtendenzen hin. Einen gewissen Unsicherheitsfaktor stellen in dieser Division traditionell die stark schwankenden Legierungskosten und die Wechselkursentwicklung dar.

In der Division Bahnsysteme ergibt sich in den Geschäftsbereichen Schiene, Weiche und Draht – abgesehen von gegenüber dem Vorjahr derzeit etwas stärkeren jahreszeitlichen Auswirkungen – eine unverändert gute Nachfrage- und Erlösentwicklung. Der Geschäftsbereich Nahtlosrohre bleibt aufgrund zuwachsender Kapazitäten unter Druck, sollte sich aber im Laufe des Jahres 2008 auf etwas niedrigerem Niveau stabilisieren.

Die Division Profilform wird aufgrund anhaltend hoher Nachfrage und einem gegenüber dem Vorjahr weiter gestiegenen Erlösniveau ihr Ergebnis nochmals verbessern und sollte auch im weiteren Verlauf des Jahres 2008 ein sehr solides Marktumfeld vorfinden.

In der Division Automotive zeichnet sich als Folge der Maßnahmen zur Portfolio-Optimierung schon für das noch laufende Geschäftsjahr trotz eines vergleichsweise schwierigen Branchenumfeldes eine weitere Verbesserung der Position sowohl in Bezug auf den Umsatz als auch die Profitabilität ab.

Der voestalpine-Konzern wird damit für das Geschäftsjahr 2007/08 – selbst unter Berücksichtigung der Purchase Price Allocation* aus der Akquisition von BÖHLER-UDDEHOLM – ein neues Rekordergebnis ausweisen. Für die 1. Hälfte des Geschäftsjahres 2008/09 zeichnen sich weiterhin stabile konjunkturelle Rahmenbedingungen ab.

* Siehe dazu die Erläuterungen auf der Umschlaginnenseite.

Investor Relations

Kursverlauf der voestalpine-Aktie

Infolge der durch die US-Subprime-Krise ausgelösten internationalen Börsenturbulenzen ging im Sommer 2007 die seit vier Jahren ungebrochene Aufwärtsentwicklung der voestalpine-Aktie zu Ende. Trotz unverändert guter Fundamentaldaten des Unternehmens und der Aussicht auf ein neuerliches Rekordergebnis geriet die Aktie in den Sog der stärksten globalen Baisse seit dem 11. September 2001.

Nachdem die Aktie am 12. Juli 2007 mit 66,11 EUR noch ein Alltime-High erreicht hatte, ging ihr Kurs zum Ende des 3. Geschäftsquartals auf 49,45 EUR zurück und stabilisierte sich in weiterer Folge erst rund um die 40-EUR-Marke. Erstmals seit Langem lag die Performance der Aktie damit auch unter jener des Wiener Leitindex ATX und der wichtigsten internationalen Vergleichsindizes.

Es sollte allerdings nicht übersehen werden, dass der Kurs der voestalpine-Aktie selbst nach der im heurigen Geschäftsjahr unbefriedigenden Kursentwicklung derzeit immer noch das etwa Siebenfache des Ausgabekurses vom Oktober 1995 beträgt und auch gegenüber dem Wert zum Zeitpunkt der Vollprivatisierung (Herbst 2003) auf das rund Fünffache gestiegen ist.

voestalpine AG vs. internationale Indizes



Veränderungen in %
■ voestalpine ■ ATX □ STOXX Index (Europa) □ DJ Industrial Index
125
120
115
110
105
100
95
90
85
1. April 2007
31. Dezember 2007

Erfolgreiche Platzierung der Hybridanleihe

Im Oktober 2007 hat die voestalpine AG eine international viel beachtete Hybridanleihe mit einem Emissionsvolumen von 1 Mrd. EUR erfolgreich am Kapitalmarkt platziert. Der Emissionskurs betrug 99,465 %. Die nachrangige Hybridanleihe wird mit einem Kupon von 7,125 % für die ersten sieben Jahre, danach mit dem 3-Monats-Euribor +5,05 % (einschließlich eines Aufschlags von 2,5 %) verzinst.

Der Erlös der Hybridanleihe dient der teilweisen Refinanzierung der Übernahme der BÖHLER-UDDEHOLM AG.

Aktien-Rückkaufprogramm

Basierend auf der diesbezüglichen Ermächtigung durch die Hauptversammlung der voestalpine AG vom 4. Juli 2007 hat der Vorstand am 11. Dezember 2007 für 2008 die Fortsetzung des Rückkaufs von eigenen Aktien des Unternehmens beschlossen. Damit wird das seit Oktober 2006 bestehende und ursprünglich bis Ende 2007 laufende Aktien-Rückkaufprogramm verlängert.

Der Rückkauf eigener Aktien erfolgt zur allfälligen Bedienung von Mitarbeiterbeteiligungs- und Stock-Options-Programmen des Konzerns sowie der am 15. Juli 2005 von der voestalpine AG begebenen Wandelschuldverschreibung. Die voestalpine AG behält sich vor, die rückgekauften Aktien darüber hinaus für sonstige Zwecke, etwa die Begleitung der weiteren Wachstumsstrategie der voestalpine-Gruppe, zu verwenden oder gegebenenfalls auch einzuziehen.

Im Zusammenhang mit der 2005 begebenen Wandelschuldverschreibung wird auf die ausführliche Darstellung im Aktionärsbrief zum 1. Halbjahr 2007/08 verwiesen. Insgesamt sind derzeit noch 28,6 % der Wandelschuldverschreibung im Umlauf.

Eigentümerstruktur

Die Beteiligungsverhältnisse per Juni 2007 wurden bereits in den beiden vorangegangenen Aktionärsbriefen zum laufenden Geschäftsjahr dargestellt. Eine Aktualisierung der Daten zur Aktionärsstruktur ist für die kommenden Wochen geplant, die entsprechende Veröffentlichung erfolgt im Rahmen des Geschäftsberichtes 2007/08.

Analysen über die voestalpine AG werden derzeit von folgenden Investmentbanken/Instituten erstellt:
▫ BHF-BANK, Frankfurt ▫ CA IB, Wien ▫ Cantor Fitzgerald, London ▫ Credit Suisse, London ▫ Deutsche Bank, Wien/London ▫ Erste Bank, Wien ▫ Exane BNP Paribas, Paris ▫ Goldman Sachs, London ▫ HSBC, London ▫ JP Morgan, London ▫ Morgan Stanley, London ▫ Nord LB, Frankfurt ▫ Raiffeisen Centrobank, Wien ▫ Sal. Oppenheim, Frankfurt ▫ Steubing AG, Frankfurt ▫ UBS, London

Informationen zur Aktie

Aktiennominale	298.756.264,42 EUR zerlegt in 164.439.033 Stückaktien
	Stand der Aktien im Eigenbesitz zum 31. Dezember 2007: 4.952.095 Stk.
Aktiengattung	Stammaktien lautend auf Inhaber
Wertpapierkennnummer	93750 (Börse Wien)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Aktiengattung

Börsenhöchstkurs April 2007 bis Dezember 2007	66,11 EUR
Börsentiefstkurs April 2007 bis Dezember 2007	46,70 EUR
Kurs zum 31. Dezember 2007	49,45 EUR
Börsenkapitalisierung zum 31. Dezember 2007*	7.886.629.084 EUR

* Basis: Gesamtaktienanzahl abzüglich rückgekaufter Aktien.

Geschäftsjahr 2006/07

Gewinn/Aktie	4,77 EUR
Dividende/Aktie	1,45 EUR
Buchwert/Aktie	18,65 EUR

Terminvorschau 2008

Geschäftsbericht 2007/08	5. Juni 2008
Hauptversammlung	2. Juli 2008
Ex-Dividenden-Tag	7. Juli 2008
Dividenden-Zahltag	14. Juli 2008
Aktionärsbrief zum Verlauf des 1. Quartals 2008/09	27. August 2008
Aktionärsbrief zum Verlauf des 1. Halbjahres 2008/09	20. November 2008

Investor Relations

Peter Fleischer, T. +43/50304/15-9949, F. +43/50304/55-5581
InvestorRelations@voestalpine.com, www.voestalpine.com

voestalpine AG

Finanzdaten zum 31.12.2007

Nach International Financial Reporting Standards (IFRS)

Konzernbilanz

Aktiva

	31.03.2007*	31.12.2007
A. Langfristige Vermögenswerte		
Sachanlagen	2.660,8	3.897,9
Firmenwert	316,7	1.399,7
Andere immaterielle Vermögenswerte	103,3	826,9
Anteile an assoziierten Unternehmen	86,0	93,7
Andere Finanzanlagen	81,2	116,9
Latente Steuern	118,0	409,0
	3.366,0	**6.744,1**
B. Kurzfristige Vermögenswerte		
Vorräte	1.421,7	2.986,1
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	1.293,8	2.033,0
Andere Finanzanlagen	389,9	252,7
Zahlungsmittel und Zahlungsmitteläquivalente	356,1	359,6
	3.461,5	**5.631,4**
Summe Aktiva	**6.827,5**	**12.375,5**

Mio. EUR

Passiva

	31.03.2007*	31.12.2007
A. Eigenkapital		
Grundkapital	287,8	298,8
Kapitalrücklagen	398,9	3.096,2
Gewinnrücklagen und andere Rücklagen	2.142,3	635,3
Eigenkapital der Anteilseigner des Mutterunternehmens	**2.829,0**	4.030,3
Minderheitsanteile am Eigenkapital	53,3	405,4
	2.882,3	4.435,7
B. Langfristige Rückstellungen und Verbindlichkeiten		
Pensionen und andere Arbeitnehmerverpflichtungen	566,1	866,6
Rückstellungen	21,0	65,4
Latente Steuern	85,3	375,2
Finanzverbindlichkeiten	739,5	1.281,5
	1.411,9	2.588,7
C. Kurzfristige Rückstellungen und Verbindlichkeiten		
Rückstellungen	412,2	654,6
Finanzverbindlichkeiten	629,6	2.781,9
Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	1.491,5	1.914,6
	2.533,3	5.351,1
Summe Passiva	**6.827,5**	12.375,5

* Rückwirkend angepasst.

Mio. EUR

Konzern-Gewinn- und Verlustrechnung

	01.04.– 31.12.2006*	01.04.– 31.12.2007	01.10.– 31.12.2006*	01.10.– 31.12.2007
Umsatzerlöse	5.114,6	7.530,2	1.746,6	2.781,1
Umsatzkosten	–3.871,9	-5.723,7	–1.307,5	-2.151,7
Bruttoergebnis	**1.242,7**	**1.806,5**	**439,1**	**629,4**
Sonstige betriebliche Erträge	151,2	226,7	74,4	104,4
Vertriebskosten	–341,1	-609,9	–123,9	-245,0
Verwaltungskosten	–225,8	-335,7	–84,4	–131,8
Sonstige betriebliche Aufwendungen	–119,7	-219,1	–44,4	–100,9
Ergebnis der betrieblichen Tätigkeit (EBIT)	**707,3**	**868,5**	**260,8**	**256,1**
Ergebnisse von assoziierten Unternehmen	12,2	15,4	4,5	4,3
Finanzerträge	46,2	55,3	20,6	23,7
Finanzaufwendungen	–81,5	–175,6	–29,7	-76,4
Ergebnis vor Steuern (EBT)	**684,2**	**763,6**	**256,2**	**207,7**
Steuern vom Einkommen und vom Ertrag	–168,3	–155,9	–63,1	-34,3
Ergebnis der fortgeführten Geschäftsbereiche	**515,9**	**607,7**	**193,1**	**173,4**
Ergebnis des aufgegebenen Geschäftsbereichs	8,5	4,2	2,5	4,2
Ergebnis nach Steuern (Jahresüberschuss)	**524,4**	**611,9**	**195,6**	**177,6**
Zuzurechnen den:				
Anteilseignern des Mutterunternehmens	**518,4**	**592,5**	**193,7**	**161,3**
Minderheitsgesellschaftern	6,0	7,5	1,9	4,4
Vorgesehener Anteil Hybridkapitalbesitzer	0,0	11,9	0,0	11,9
Unverwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**3,23**	**3,70**	**-**	**-**
Verwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**3,01**	**3,58**	**-**	**-**

* Rückwirkend angepasst.

Mio. EUR

Konzern-Kapitalflussrechnung

	01.04.–31.12.2006	01.04.–31.12.2007
Betriebstätigkeit		
Ergebnis nach Steuern	524,4	611,9
Nicht zahlungswirksame Aufwendungen und Erträge	271,5	440,9
Veränderungen des Working Capital	–61,8	–129,9
Cashflow aus der Betriebstätigkeit	**734,1**	**922,9**
Cashflow aus der Investitionstätigkeit	**–502,3**	**–3.538,0**
Cashflow aus der Finanzierungstätigkeit	**–206,8**	**2.611,1**
Verminderung/Erhöhung der Zahlungsmittel und Zahlungsmitteläquivalente	**25,0**	**–4,0**
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenanfang	513,2	356,1
Veränderungen von Währungsdifferenzen	2,2	7,5
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenende	**540,4**	**359,6**

Mio. EUR

Entwicklung des Konzerneigenkapitals

	01.04.–31.12.2006	01.04.–31.12.2007
Eigenkapital zum 01.04.*	**2.547,3**	**2.882,3**
Ergebnis nach Steuern	524,4	611,9
Dividendenausschüttung	–127,1	–237,3
Hybridanleihe netto	0,0	992,1
Wandelschuldverschreibung		
Kapitalerhöhung	0,0	102,8
Eigene Aktien	0,0	34,7
Rückkauf/Verkauf von Eigenen Aktien	–57,9	–181,5
Zukauf Minderheitenanteile	0,0	–69,1
Zugang Minderheitenanteile Division Edelstahl	0,0	344,2
Währungsumrechnung	–4,4	–26,3
Hedge Accounting	–3,3	–9,9
Stock Options	4,0	8,8
Sonstige Veränderungen	–6,1	–17,0
Eigenkapital zum 31.12.	**2.876,9**	**4.435,7**

* 01.04.2007 rückwirkend angepasst.

Mio. EUR

Erläuternde Anhangangaben

Der Konzernzwischenabschluss zum 31. Dezember 2007 für die ersten drei Quartale des Geschäftsjahres 2007/08 der voestalpine AG wurde nach den Bestimmungen der International Financial Reporting Standards (IFRS), insbesondere des IAS 34 – Interim Financial Reporting, erstellt.

Die für den Konzernabschluss des Geschäftsjahres 2006/07 geltenden Bilanzierungs- und Bewertungsgrundsätze wurden mit einer Ausnahme unverändert fortgeführt. Erstmals wird der Fair value von Put-Optionen, welche Minderheitsgesellschaftern eingeräumt sind, als Verbindlichkeit passiviert. Der Konzernabschluss zum 31. März 2007 wurde entsprechend angepasst. Für weitere Fragen betreffend die verwendeten Aufstellungsgrundsätze wird auf den Konzernabschluss zum 31. März 2007 verwiesen, welcher die Basis für diesen Zwischenabschluss darstellt.

Der Konzernzwischenabschluss ist in Millionen Euro (= funktionale Währung des Mutterunternehmens) aufgestellt.

Die vergleichenden Angaben beziehen sich, sofern nicht anders angegeben, auf die ersten drei Quartale des Geschäftsjahres 2006/07 (Stichtag: 31. Dezember 2006). Die Werte zum 3. Quartal des Vorjahres wurden um die aufgegebenen Geschäftsbereiche rückwirkend angepasst.

Der vorliegende Konzernzwischenabschluss wurde weder einer ordentlichen Abschlussprüfung noch einer prüferischen Durchsicht durch einen Wirtschaftsprüfer unterzogen.

Konsolidierungskreis/ Unternehmenserwerbe

In den letzten beiden Quartalsberichten wurde bereits ausführlich über die Akquisition der BÖHLER-UDDEHOLM-Gruppe berichtet. Mit Beginn des 2. Quartals 2007/08 erfolgte nach Erwerb einer Mehrheitsbeteiligung die Erstkonsolidierung. Die Beteiligung der voestalpine AG an der BÖHLER-UDDEHOLM AG hat sich seither durch laufende Zukäufe erhöht.

Nach dem Beschluss zur Devestition der voestalpine Polynorm Inc., USA, wurde diese nordamerikanische Gesellschaft der Division Automotive schon im letzten Jahresabschluss als aufgegebener Geschäftsbereich ausgewiesen. Mit Wirkung vom 1. November 2007 wurden nun die Vermögensgegenstände der voestalpine Polynorm Inc. im Rahmen eines Asset Deal an die britische Caparo-Gruppe übertragen, die darüber hinaus auch die Belegschaft und das Management übernommen hat.

Die Division Profilform hat am 30. Oktober 2007 die Übernahme der Mehrheit an der Meincol Distribudora de Aço Ltda. bekannt gegeben. Die Akquisition des brasilianischen Unternehmens dient der Steigerung der Präsenz auf dem südamerikanischen Markt. Die Erstkonsolidierung erfolgt mit Beginn des 4. Quartals des Geschäftjahres 2007/08.

Der Konsolidierungskreis hat sich daher im Berichtszeitraum vor allem durch die Akquisition der BÖHLER-UDDEHOLM-Gruppe wie folgt entwickelt:

	Vollkonsolidierung	Quotenkonsolidierung	Equity-Methode
Stand am 01.04.2007	**156**	**3**	**12**
Änderung der Konsolidierungsmethode			
Zugänge	1		
Abgänge			
Umgründungen	-5		
Abgänge oder Veräußerung	-1		
Zugänge	163	2	2
Stand am 31.12.2007	**314**	**5**	**14**
davon ausländische Gesellschaften	260	3	6

Unternehmenserwerbe haben folgende Auswirkungen auf den Konzernabschluss:

	Angesetzte Werte	Fair value-Anpassungen	Buchwerte
Langfristiges Vermögen	2.242,2	1.180,0	1.062,2
Kurzfristiges Vermögen	2.323,5	167,9	2.155,6
Langfristige Rückstellungen und Verbindlichkeiten	-1.205,3	-322,0	-883,3
Kurzfristige Rückstellungen und Verbindlichkeiten	-1.036,1	-0,4	-1.035,7
Nettovermögen	**2.324,3**	**1.025,5**	**1.298,8**
Eigenkapitalverrechnung/ Minderheitsanteile	-242,5		
Firmenwerte/Badwill	1.085,6		
Anschaffungskosten	**3.167,4**		
Erworbene Zahlungsmittel und Zahlungsmitteläquivalente	-118,5		
Nettozahlungsmittelabfluss	**3.048,9**		

Mio. EUR

Die Einbeziehung der akquirierten Gesellschaften in den Konzernzwischenabschluss erfolgt unter Fortführung der gem. IFRS 3 zum Akquisitionsstichtag ermittelten beizulegenden Zeitwerte der erworbenen Vermögenswerte, Schulden und Eventualschulden unter Berücksichtigung der entsprechenden Abschreibungen. Die Ergebnisse der durchgeführten Kaufpreisallokationen sind im Einklang mit IFRS 3 als vorläufig zu erachten.

Im Rahmen der Erstkonsolidierungen wurden insgesamt stille Reserven in Höhe von 1.347,9 Mio. EUR (inklusive Vermögensvorteil aus der steuerlichen Firmenwertabschreibung) aufgedeckt und ein Firmenwert von 1.085,6 Mio. EUR aktiviert. Aufgrund der Fair value-Anpassungen im Rahmen der Erstkonsolidierung wird der Ergebnisbeitrag der Division Edelstahl wesentlich beeinträchtigt.

Die Aufstockung von Mehrheitsbeteiligungen wird als Transaktion zwischen Eigentümern behandelt. Bei Aktienerwerben von BÖHLER-UDDEHOLM nach dem Ende der gesetzlichen Nachfrist (6. September 2007) wurde und wird daher die Differenz zwischen den Anschaffungskosten und dem anteiligen Buchwert der Minderheitsanteile direkt im Eigenkapital erfasst.

Erläuterung der Bilanz

Durch die Ausgabe von 6.039.033 auf den Inhaber lautende Stückaktien an Gläubiger der im Juli 2005 begebenen Wandelanleihe wurde das Grundkapital am 4. Juli 2007 um 3,81 % erhöht (bedingte Kapitalerhöhung). Das Grundkapital der voestalpine AG betrug somit zum 31. Dezember 2007 298.756.264,42 EUR (31. März 2007: 287.784.423,33 EUR) und war in 164.439.033 Stück Aktien zerlegt. Darüber hinaus wurden in der Berichtsperiode Wandelanleihen mit einer Nominale von 38,2 Mio. EUR mit zurückgekauften eigenen Aktien bedient. Zum Stichtag hielt die Gesellschaft 4.952.095 Stück eigene Aktien.

Die voestalpine AG hat am 16. Oktober 2007 eine gegenüber allen sonstigen Gläubigern nachrangige, unbefristete Anleihe im Umfang von 1 Mrd. EUR mit einem Kupon von 7,125 % begeben, welcher bei Entfall der Dividende auch ausgesetzt werden kann. Nach sieben Jahren Laufzeit hat die voestalpine AG, nicht aber die Gläubiger, erstmalig die Möglichkeit zur Tilgung der Anleihe oder der Fortsetzung zu einem höheren, aber variablen Zinssatz. Diese Hybrid-Anleihe wurde gem. IAS 32 als Teil des Eigenkapitals ausgewiesen.

Der Erlös der Anleihe diente der teilweisen Refinanzierung der Übernahme von BÖHLER-UDDEHOLM. Die zum Zweck der Finanzierung aufgenommenen kurzfristigen Bankkredite wurden damit zum Teil getilgt.

Erläuterung der Gewinn- und Verlustrechnung

Der Anstieg der GuV-Positionen erklärt sich zum Großteil aus der Akquisition und erstmaligen Konsolidierung der BÖHLER-UDDEHOLM AG und ihrer Tochtergesellschaften.

Als Erwerbszeitpunkt der BÖHLER-UDDEHOLM AG im Sinne des IFRS 3 wurde der 1. Juli 2007 festgelegt. Daher sind im Ergebnis des vorliegenden Zwischenabschlusses Ergebnisbeiträge der neuen Division Edelstahl nur für das 2. und 3. Geschäftsquartal enthalten.

Erläuterung der Kapitalflussrechnung

Die Akquisition und erstmalige Konsolidierung der BÖHLER-UDDEHOLM AG und aller ihrer Töchter führt zu einer signifikanten Änderung des „Cashflows aus der Investitionstätigkeit".

Wichtige Ereignisse nach dem 31. Dezember 2007

Beginnend mit dem 4. Quartal des laufenden Geschäftsjahres wurde der Devestitionsprozess für die Kunststoffaktivitäten der Polynorm-Gruppe eingeleitet und darüber hinaus die Entscheidung getroffen, die französische Gesellschaft Amstutz Levin & Cie aus dem Portfolio der Division Automotive zu nehmen.

Die betroffenen Gesellschaften werden daher bereits im kommenden Jahresabschluss des voestalpine-Konzerns gemäß IFRS 5 als aufgegebene Geschäftsbereiche ausgewiesen.

Erklärung gemäß § 87 (1) Börsegesetz

Nach bestem Wissen erklärt der Vorstand der voestalpine AG hiermit, dass der vorliegende Quartalsbericht ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns in Übereinstimmung mit den International Financial Reporting Standards (IFRS), wie sie derzeit in der EU anzuwenden sind, vermittelt.

Linz, am 25. Februar 2008

Der Vorstand

W. Eder   F. Hirschmanner   J. Mülner

R. Ottel   C. J. Raidl   W. Spreitzer

Impressum
Eigentümer und Medieninhaber: voestalpine AG, voestalpine-Straße 1, 4020 Linz
Herausgeber und Redaktion: voestalpine AG, Konzernkommunikation, Gerhard Kürner
T. +43/50304/15-2090, F. +43/50304/55-8981, presse@voestalpine.com, www.voestalpine.com
Gestaltung, Realisierung: Living Office Kommunikationsberatung GmbH, St. Pölten

25. February 2008

voestalpine AG

ADHOC-MELDUNG

voestalpine - Rekordkurs nach drei Quartalen bestätigt

Der voestalpine Konzern konnte seine seit Jahren positive Entwicklung einmal mehr fortsetzen und erreichte sowohl beim Umsatz als auch in allen Ergebniskategorien in den ersten neun Monaten des Geschäftsjahres 2007/08 erneut ein Rekordniveau.

Während das dritte Geschäftsquartal in einzelnen Divisionen von einer vorübergehenden Abschwächung betroffen war, zeichnet sich im laufenden Quartal bereits eine Trendumkehr ab. Bei unverändert positivem Ausblick, steuert die voestalpine AG per Ende März 2008 damit auf ein neuerliches Rekordgeschäftsjahr zu.

Aufgrund der in Folge des Mehrheitserwerbs der Böhler-Uddeholm AG zwingend vorzunehmenden Kaufpreisallokation (Purchase Price Allocation, PPA) gemäß IFRS 3 ergibt sich rein buchtechnisch eine negative Auswirkung (ohne jede Cash Flow Implikation) auf die Ergebnisziffern des voestalpine Konzerns. Die durch diese buchtechnischen Maßnahmen unbeeinflusste Entwicklung der ersten drei Quartale des Geschäftsjahres 2007/08 ist daher untenstehend in einer pro forma Darstellung (exkl. PPA) gesondert ersichtlich.

voestalpine-Konzern in Zahlen

(gem. IFRS; in Mio. EUR)	Q1–Q3 2006/07* 1.4.-31.12.06	Q1–Q3 2007/08 1.4.-31.12.07	Veränderung in %	*Q1–Q3 2007/08 pro forma (exkl. ppa)*
Umsatz	5.114,6	7.530,2	47,2	*7.530,2*
EBITDA	963,3	1.360,1	41,2	*1.452,5*
EBITDA-Marge in %	18,8	18,1		*19,3*
EBIT	707,3	868,5	22,8	*1.108,5*
EBIT-Marge in %	13,8	11,5		*14,7*
Ergebnis vor Steuern	684,2	763,6	11,6	*1.003,6*
Ergebnis nach Steuern**	524,4	611,9	16,7	*784,1*
Gewinn je Aktie (in EUR)***	3,23	3,70	14,6	*4,81*

* Rückwirkend angepasst
** Vor Minderheitsanteilen und Hybridkapitalzinsen
*** Der fortgeführten Geschäftsbereiche

Details zum Quartalsergebnis finden Sie auf unserer Homepage www.voestalpine.com bzw. steht Ihnen unsere Investor Relations-Abteilung unter +43/50304-15-9949 für Fragen jederzeit zur Verfügung.

voestalpine
ONE STEP AHEAD.

voestalpine – heading to new records after three quarters

voestalpine group was able to prolong its, since several years lasting positive development and reached new record levels in terms of sales as well as earnings in the first nine months of the business year 2007/08.

Although in particular divisions the third business quarter was influenced by temporary weaknesses, a trend reversal in the current quarter is becoming apparent. As the outlook is unchanged positive, voestalpine is heading towards another record year, ending on March 2008.

Purchase Price Allocation (PPA) due to IFRS 3, an obligatory measurement based on the acquisition of the majority of Böhler-Uddeholm AG, is negatively influencing earnings figures of voestalpine group on a pure accounting level, without any cash flow implications. The earnings development of the first three quarters of FY 2007/08 excluding those PPA accounting measures is shown separately on a pro forma statement (excl. PPA) in the table below.

Key figures of voestalpine Group

(acc. IFRS; in EURm)	1Q-3Q 2006/07* 1.4.-31.12.06	1Q-3Q 2007/08 1.4.-31.12.07	Change in %	*1Q-3Q 2007/08 pro forma (excl. ppa)*
Revenue	5,114.6	7,530.2	47.2	*7,530.2*
EBITDA	963.3	1,360.1	41.2	*1,452.5*
EBITDA margin in %	18.8	18.1		*19.3*
EBIT	707.3	868.5	22.8	*1,108.5*
EBIT margin in %	13.8	11.5		*14.7*
Profit before tax	684.2	763.6	11.6	*1,003.6*
Profit for the period**	524.4	611.9	16.7	*784.1*
EPS (in EUR)***	3.23	3.70	14.6	*4.81*

* Retrospective adjustment
** Before minority interest and hybrid capital coupons
*** From continuing operations

More information on the 3rd quarter result is available on our website www.voestalpine.com or contact our Investor Relations Team +43/50304-15-9949.

voestalpine
ONE STEP AHEAD.

Media information

February 25, 2008

voestalpine - heading towards another record year

- **Revenues increased by 47 % to more than EUR 7.5 billion after 3 quarters**
- **EBIT (profit from operations) before special items at EUR 1.1 billion, (plus 57%).**
- **Third quarter showed temporarily weakening in single divisions, current quarter already shows a reversed trend.**
- **Unchanged positive outlook - another record year expected for voestalpine AG.**

In the first three quarters of the 2007/08 Financial Year, revenues of voestalpine Group rose by 47.2% from EUR 5.11 billion to more than EUR 7.53 billion, surpassing last year's revenue (EUR 7.05 billion) after 3 quarters already. The profit from operations (EBIT) rose by 22.8 % compared to the previous year. It grew from EUR 707 million to EUR 868,5million. Due to the application of the purchase price allocation (ppa) after the acquisition of a majority in BÖHLER-UDDEHOLM AG, only EUR 7 million of the new Special Steel Division's EBIT (EUR 247 million on a standalone basis) is included. Excluding this special item, voestalpine Group reports an operating result for the first three quarters of the 2007/08 Financial Year of EUR 1.1billion. At an increase of 57% this constitutes a stronger EBIT growth than in the previous year.

Demand – allowing for seasonal fluctuations – remains stable on a high level in all essential customer industries not only in Europe, but also in most other economic regions of the world. The shockwaves from the US sub prime crisis and their possible consequences for the global economy, plus fears of an imminent recession, have led to the severest downward trend of international stock markets since 9/11. The Vienna Stock Exchange and the Austrian Traded Index – and with them the voestalpine share – were also affected by this trend. Consequently the stock markets and the real economy have grown further and further apart over the last few months. "From the current perspective, I have no indications of a recession or even of a decline in economic growth", said Wolfgang Eder, CEO of voestalpine AG.

Business performance of voestalpine Group

In the first three quarters of the 2007/08 Financial Year, revenues of voestalpine Group rose by 47% from EUR 5.1 billion to more than EUR 7.5 billion. Apart from the acquisition of a majority stake in BÖHLER-UDDEHOLM Group, growth was strongest in the Automotive Division at 34%, as a result of acquisitions, while the divisions Profilform (+ 20%), Steel (+ 8%) and Railway Systems (+ 7%) increased their revenues largely due to organic growth.

The rise in the Group's profit, driven by the growth in the four divisions, primarily mirrors the higher price level across the industry. Only the rise in the Automotive Division's EBIT of +35% was largely the result of the initial consolidation of newly-acquired companies. The Steel Division boosted its profit by 34% and, after the first three quarters of the Financial Year, recorded an EBIT margin that has risen from 14% to almost 18%, thus making it the most profitable of all of the Group's divisions. With an increase of just under 18% and more than 3% respectively, the divisions Profilform and Railway Systems also exceeded their last year's earning figures.

Portfolio optimization in the Automotive Division

As part of a comprehensive divisional portfolio adjustment, the current Financial Year is seeing a consistent streamlining and optimization of the activities in the Automotive Division. Business sectors who experience insufficiently attractive market conditions or who are unlikely to establish themselves among the top providers with regard to quality, innovation, and profitability will be divested. Within the scope of this portfolio adjustment, the North American press part manufacturer voestalpine Polynorm Inc. was sold to a British Group in October 2007.

Beginning with the 4th quarter of this current Financial Year, a divestment process for the division's plastics sector began. Furthermore, it was decided to take the French company Amstutz Levin & Cie out of the division's portfolio. Therefore in accordance with IFRS, the companies affected will already be recorded as discontinued operations in the next consolidated financial statement of the voestalpine Group. Despite the divestments, the Automotive Division is anticipating a rise in revenues of about EUR 100 million resulting primarily from acquisitions and is also expecting a further significant margin improvement.

Investments increased significantly

In the first nine months of the 2007/08 Financial Year, investment and acquisition costs came to EUR 3.6 billion. This increase to more than seven times the previous year's figure (EUR 484.7million) largely results from the acquisition of the BÖHLER-UDDEHOLM Group. A significant portion, however, is also due to the accelerated expansion and modernization programs undertaken in all five divisions.

From a strategic perspective, the voestalpine Group's activities are currently focused on evaluating the construction of a further steel site on the Black Sea. As a result, more than ten sites in four countries are being examined more closely. The objective is to be in a position to take a decision, based on investment costs and profitability of such a project, by summer 2008.

Unchanged positive outlook

"European microeconomic data gives a completely different picture than the capital markets. We are looking at a very positive and stable economy and corresponding financial results in all five Group divisions," commented Wolfgang Eder. voestalpine Group is thus expected to post a new record result for the Financial Year 2007. For the 1st half of the 2008/09 Financial Year a stable economic environment also appears to be likely.

*The **voestalpine Group** generates revenues in excess of EUR 10 billion and employs more than 40,000 staff throughout the world with over half of this number outside Austria. The corporate Group is represented by 300 production and sales companies in more than 60 countries. With its highest-quality flat steel products, voestalpine is one of Europe's leading partners to the automotive, white goods and energy industries. Furthermore, voestalpine is the world market leader in turnout technology and tool steel, and number one in Europe in the production of rails and special sections.*

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

Medieninformation

25. Februar 2008

voestalpine – Rekordkurs nach drei Quartalen bestätigt

- **Umsatzerlöse um 47 % von 5,1 Mrd. auf über 7,5 Mrd. EUR gestiegen.**
- **Operatives Ergebnis (EBIT) vor buchmäßigen Sondereffekten erreicht 1,1 Mrd. EUR – ein Plus von 57 Prozent.**
- **3. Quartal in einzelnen Divisionen von vorübergehender Abschwächung geprägt, bereits im laufenden Quartal Trendumkehr.**
- **Unverändert positiver Ausblick – neuerliches Rekordjahr für die voestalpine AG.**

In den ersten drei Quartalen des Geschäftsjahres 2007/08 stieg der Umsatz des voestalpine-Konzerns um 47,2 % von 5,11 Mrd. EUR auf 7,53 Mrd. EUR und hat damit bereits den Gesamtumsatz des Vorjahres (7,05 Mrd. Euro) übertroffen. Das operative Ergebnis (EBIT) verbesserte sich gegenüber dem Vorjahr um 22,8 % von 707 Mio. EUR auf 868,5 Mio. EUR. Aufgrund der in Folge des Mehrheitserwerbes der BÖHLER-UDDEHOLM AG zwingend vorzunehmenden Kaufpreisallokation (Purchase-Price-Allocation) ist darin das EBIT der Division Edelstahl (247 Mio. EUR auf Stand-alone-Basis) lediglich mit 7 Mio. EUR enthalten. Ohne diesen – rein buchmäßigen – Sondereffekt weist die voestalpine-Gruppe in den ersten drei Quartalen des Geschäftsjahres 2007/08 demnach ein unbeeinflusstes operatives Ergebnis von 1,1 Mrd. EUR und damit eine noch deutlichere Erhöhung gegenüber dem Vorjahr aus (+ 57 %).

Die Nachfrage stellt sich in allen wesentlichen Kundenbranchen nicht nur in Europa, sondern auch in den meisten anderen Wirtschaftsregionen der Welt – abgesehen von saisonalen Schwankungen – stabil auf hohem Niveau dar. Die Schockwellen der US-Subprime-Krise und deren mögliche Folgewirkungen auf die Weltwirtschaft bis hin zu Rezessionsängsten haben seit Sommer letzten Jahres zur stärksten Abwärtsentwicklung an den internationalen Börsen seit dem 11. September 2001 geführt. Diesem Negativtrend konnte sich auch die Wiener Börse bzw. der österreichische Leitindex ATX – und mit ihm die voestalpine-Aktie – nicht entziehen. Dies bedeutet, dass sich Aktienmärkte und Realwirtschaft in den letzten Monaten immer stärker auseinander entwickelt haben. „Tatsache ist aber, dass sich aus heutiger Sicht kein Konjunktureinbruch oder gar eine rezessive Entwicklung abzeichnet", so Wolfgang Eder, Vorstandsvorsitzender der voestalpine AG.

Geschäftsverlauf der Divisionen im Überblick

In den ersten neun Monaten des Geschäftsjahres 2007/08 legte der Umsatz der voestalpine-

Gruppe um deutliche 47 % auf rund 7,5 Mrd. EUR zu. Abgesehen vom mehrheitlichen Erwerb der BÖHLER-UDDEHOLM-Gruppe fiel der Zuwachs mit 34 % in der Division Automotive akquisitionsbedingt am stärksten aus, während die Division Profilform (+ 20 %) ihren Umsatz ebenso vorwiegend durch organisches Wachstum erhöhen konnte wie die Divisionen Stahl (+ 8 %) und Bahnsysteme (+ 7 %).

Die von einer signifikanten Verbesserung in den vier „Stammdivisionen" getragene Steigerung des Konzernergebnisses gegenüber dem vergangenen Jahr spiegelt vor allem das gestiegene Preisniveau wider. Lediglich die EBIT-Steigerung in der Division Automotive (+ 35 %) entfiel hauptsächlich auf die Ergebnisbeiträge von gegenüber dem Vorjahr erstmals konsolidierten Akquisitionen. Die Division Stahl erhöhte ihr Ergebnis um 34 % und weist nach den ersten drei Quartalen des Geschäftsjahres mit einer von 14 % auf annähernd 18 % verbesserten EBIT-Marge die höchste Profitabilität aller Konzernbereiche auf. Mit einem Anstieg um knapp 18 % beziehungsweise mehr als 3 % lagen auch die Divisionen Profilform und Bahnsysteme ergebnismäßig über ihren Vorjahreswerten.

Weitere Portfoliooptimierung in der Division Automotive

Im Zuge einer umfassenden divisionalen Portfoliobereinigung erfolgt im laufenden Geschäftsjahr eine konsequente Straffung und Optimierung der Aktivitäten in der Division Automotive. Dabei werden Geschäftsfelder, deren Beibehaltung aufgrund unzureichend attraktiver Marktentwicklungen strategisch nicht zielführend erscheint oder welche nicht in der Lage sind, sich in Bezug auf Qualität, Innovation und Profitabilität nachhaltig unter den jeweiligen Top-Anbietern zu etablieren, abgegeben. Bereits im Oktober wurde daher die nordamerikanische Gesellschaft voestalpine Polynorm Inc. veräußert.

Beginnend mit dem vierten Quartal des laufenden Geschäftsjahres wurde nun auch der Devestitionsprozess für die Kunststoff-Aktivitäten der Division Automotive eingeleitet und darüber hinaus die Entscheidung getroffen, die französische Gesellschaft Amstutz Levin & Cie aus dem Divisionsportfolio zu nehmen. Die betroffenen Gesellschaften werden daher bereits im kommenden Jahresabschluss des voestalpine-Konzerns gemäß IFRS 5 als aufgegebene Geschäftsbereiche ausgewiesen. Trotz der Devestitionen ist im laufenden Geschäftsjahr in der Division Automotive ein vor allem akquisitionsbedingter Umsatzanstieg von rund 100 Mio. EUR zu erwarten, der auch mit einer weiteren, spürbaren Margenverbesserung verbunden sein sollte.

Deutlich gestiegene Investitionen

Der Investitions- und Akquisitionsaufwand des voestalpine-Konzerns belief sich in den ersten neun Monaten des Geschäftsjahres 2007/08 auf 3.605,5 Mio. EUR. Diese Steigerung auf mehr als das Siebenfache des Vorjahreswertes (484,7 Mio. EUR) resultiert vorrangig aus der Akquisition der BÖHLER-UDDEHOLM-Gruppe, ist jedoch zu einem erheblichen Teil auch auf die in allen fünf Divisionen weiter forcierten Ausbau- und Modernisierungsprogramme zurückzuführen.

In strategischer Hinsicht liegt ein Schwerpunkt der Aktivitäten des voestalpine-Konzerns derzeit in der Evaluierung der Errichtung eines weiteren Stahlstandortes am Schwarzen Meer. In diesem Zusammenhang werden über zehn Standorte in vier Ländern einer näheren Prüfung unterzogen. Zielsetzung ist es, bis zum Sommer 2008 ein Gesamtbild, insbesondere bezüglich Investitionskosten und Wirtschaftlichkeit eines solchen Projektes zu erarbeiten.

Unverändert positiver Ausblick

„Die Realwirtschaft in Europa bietet ein völlig anderes Bild als der Kapitalmarkt. Wir gehen für 2008 von einem stabilen Konjunkturverlauf auf gutem Niveau und einer entsprechenden Ergebnisentwicklung in allen fünf Divisionen des Konzerns aus“, erklärt Wolfgang Eder. Der voestalpine-Konzern wird damit für das Geschäftsjahr 2007/08 ein neues Rekordergebnis ausweisen. Für die erste Hälfte des Geschäftsjahres 2008/09 zeichnen sich darüber hinaus weiterhin stabile konjunkturelle Rahmenbedingungen ab.

*Der **voestalpine-Konzern** erzielt einen Umsatz von mehr als 10 Mrd. Euro und beschäftigt weltweit über 40.000 Mitarbeiter, davon mehr als die Hälfte außerhalb Österreichs. Die Unternehmensgruppe ist mit etwa 300 Produktions- und Vertriebsgesellschaften in über 60 Ländern der Welt vertreten. Die voestalpine ist mit ihren qualitativ höchstwertigen Flachstahlprodukten einer der führenden europäischen Partner der Automobil-, der Hausgeräte- und der Energieindustrie. Die voestalpine ist darüber hinaus Weltmarktführer in der Weichentechnologie und bei Werkzeugstahl sowie Europas Nummer 1 bei der Herstellung von Schienen und Spezialprofilen.*

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

END

voestalpine
EINEN SCHRITT VORAUS.